UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K/A

Amendment No. 1

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2023

MED-X, INC.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-10472

Nevada	46-5473113
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue Canoga Park, California	91304
(Address of principal executive offices)	(Zip Code)

(818) 349-2870

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Explanatory Note

On May 3, 2024, the Securities and Exchange Commission (the “SEC”) announced that it had settled charges against BF Borgers CPA PC (“BF Borgers”), Med-X Inc.’s (the “Company”) former independent registered public accounting firm. The SEC alleged that BF Borgers failed to conduct audits in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”), and as part of the settlement with the SEC, BF Borgers agreed to a permanent ban on appearing or practicing before the SEC (the “Ban”). As a result, the Company dismissed BF Borgers as its independent accountant on May 7, 2024, and on May 10, 2024, approved the immediate appointment of SetApart Accountancy Corp (“SetApart FS”) as the Company's new independent registered public accounting firm.

This Amendment No. 1 on Form 1-K/A (this “Amendment”) of Med-X, Inc. for the fiscal years ended December 31, 2023 and 2022 is being submitted in order to include the audited the consolidated financial statements of Med-X, Inc., for the fiscal years ended December 31, 2023 and 2022 with the Independent Auditor’s Report issued by the Company’s current independent registered public accounting firm, SetApart FS.  In addition, if required in order to reflect information and results presented in the audited financial statements forming a part of his filing, the Company has updated Item 2. Management’s Discussion And Analysis Of Financial Condition And Results Of Operations accordingly.

This Amendment No 1 speaks as of the filing date of the original Form 1-K, or April 26, 2024 (the "Filing Date"), does not reflect events that may have occurred subsequent to the Filing Date, and does not modify or update in any way disclosures made in the Form 1-K other than as set out above.

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this annual report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report on Form 1-K are based upon our current expectations, plans, estimates, assumptions, and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	Our ability to continue as a going concern.
•	The factors referenced in this prospectus, including those set forth under “Risk Factors” in this prospectus.
•	Our limited operating history and ability to earn a profit.
•	Our ability to effectively execute our business plan.
•	Our potential inability to compete and succeed in highly competitive and evolving industries.
•	Our potential inability to manage our research, development, expansion, growth and operating expenses.
•	Our potential inability to raise capital and the unavailability of future financing.
•

The lack of market acceptance of our Nature-Cide®, Thermal-Aid®, and other products, including our newly formulated mosquito repellant and eradication solution derived from our current Nature-Cide® All Purpose Concentrate product.

•	Our unexpected costs and operating deficits.
•	Our inadequate capital and financing.
•	Our research and development of cannabis medical compounds, mosquito repellant solutions, and other potential new products may not result in commercial products available for sale by us in the future.
•	Our testing of proposed new products, such as our planned mosquito control solution, may indicate that the proposed products are not effective.
•

Our Chairman and Chief Executive Officer, Matthew Mills, owns 10,000 shares of our Series A Preferred Stock, which entitles him to control over 51% of the voting power on all matters submitted to a vote of our shareholders, and together with his common stock ownership, Mr. Mills holds approximately 55% of the total shareholder voting power of the Company.

•	Our potential inability to sell our Nature-Cide® Thermal-Aid®, Malibu Brands and other products.
•	Heavy development stage expenditures by us, resulting in substantial operating deficits, especially in the early years of operation.
•	Our intense competition, including entry of new competitors.
•	The decreased demand for our products or increased supply, causing prices for our products to decline.
•	Actual and potential adverse federal, state, and local government regulation and taxation, rendering it difficult for us to monetize our potential products and services.

•	Our proprietary rights, trade secrets and other intellectual property may not be adequately protected from legal challenge or third-party infringement.
•	Our potential lower sales and revenue than we forecast.
•	Our potential defaults on leases or other indebtedness.
•	Our potential loss of suppliers and supply.
•	Our potential price increases for capital, supplies and materials.
•	A potential decline of market prices for our products due to excess supply or for other reasons.
•	Our potential failure to obtain customers, loss of customers and failure to obtain new customers.
•	Our potential loss of or inability to obtain government licenses and permits.
•	Our potential receipt of adverse publicity and news coverage.
•	Our potential inability to carry out marketing and sales plans.
•	Our potential loss of key executives.
•	Our dilution of ownership due to issuance of more securities by the Company.

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You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report, and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1. BUSINESS

Overview

We are a Nevada corporation formed in February 2014 engaged in the business of product development, distribution, and marketing of our products, which currently consist of Nature-Cide®, Thermal-Aid®, and Malibu Brands. On April 16, 2018, we completed the Merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), pursuant to which PSH became our 99% owned subsidiary, on April 16, 2018. We have developed a series of natural “green” branded products under division names Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, janitorial, hospitality, transportation and agriculture, as well as the Cannabis cultivation industry. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed for various ailments and are still in the development stage. We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes high quality media content regarding Cannabis to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and also publishes a daily news video through social and news applications. Med-X also plans, to the extent it is legal to do so, to cultivate high quality custom-bred Cannabis for the medical market to treat such aliments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms.

Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply products, including Nature-Cide insecticides, pesticides, granular and soil blends to legally operating Cannabis agricultural operators. As these core businesses evolve, and it becomes legal to do so, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry.

We plan to supply products to the agricultural and supply industries, including Nature-Cide® brands such as Nature-Cide’s® Pest Management and All-Purpose formulations, which were licensed to Med-X in perpetuity in 2014 and 2015. We also plan to do the same with our Nature-Cide special insecticidal soil, for which Med-X and Matthew Mills were recently issued a Patent. Nature-Cide® is an all-natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage Cannabis crops. Nature-Cide® is owned, manufactured and distributed by PSH.

Our primary sources of revenue are expected to be revenue from Nature-Cide, Thermal-Aid Malibu Brands products and The Marijuana Times advertising dollars generated from content published on our media outlet, www.marijuanatimes.org, as well as through the sale of industry related merchandise.  Currently the Company’s significant revenue is generated through Nature-Cide and Thermal-Aid. Malibu Brands has been growing steadily since its launch in the second half of 2021, while The MJT Network revenue is currently immaterial. During 2023, Nature-Cide accounted for approximately 39.4% of our revenue, Thermal-Aid accounted for approximately 58.8% of our revenue, Malibu Brands accounted for 1.8% of our revenue. Nature-Cide generates its revenue mostly through direct sales to distributors, both domestically and internationally, while Thermal-Aid generates revenue through distribution channels while continuing to increase its sales activity via ecommerce channels.

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Revenues are earned from selling products to customers and distributors using (i) the Amazon eCommerce portal other online portals; (ii) our owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. Our earnings process is considered complete upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website, eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners, provided shipment and/or delivery of the purchased products has been made to the customer, with respect to sales processed online; or shipment of the product for sales made to distributors or direct to end user consumers. Revenue from our MJT Network and Malibu brands operations are immaterial to our earnings process and are recorded once the transaction is considered complete.

Management also believes that substantial revenue can be earned from the online sale of Nature-Cide® and other products and services to medicinal use patients who are engaged in legal Cannabis cultivation as well as the Cannabis agricultural business, including indoor greenhouse operations. We may also earn revenue from providing consulting services to other Cannabis industry participants. In the long run, revenue is anticipated from our ongoing product sales as well as planned Cannabis compound identification and extraction system and our planned Cannabis products, assuming it is legal to do so and our research and development of those planned products and services are successful. No revenue is expected from the sale of Cannabis or medicinal Cannabis compounds for medical or recreational use until such sale is legal. Management believes it will eventually see revenue from growing, harvesting and selling high quality, custom-bred Cannabis for the California medical and recreational Cannabis markets.  As a California grower, we will approach other markets that become legally available in the future, if any.

Our operational expenditures are primarily related to development of The Marijuana Times platform, marketing costs associated with getting users to join our network and engage with other users, and the costs related to being a fully reporting company with the SEC. Since its inception in 2015, The Marijuana Times has built a growing network of users. This growth has been aided by the growing use of mobile applications and the popularity of the Cannabis legalization movement among young adults.

Acquisition of Pacific Shore.

In April 2018, Med-X closed an Agreement of Merger and Plan of Reorganization with its affiliate, Pacific Shore, pursuant to which Pacific Shore has become a wholly owned subsidiary of the Company. The Merger did not result in significant dilution to Med-X shareholders upon its closing on April 16, 2018. In order to prevent dilution to existing Med-X shareholders, our current Chairman and Chief Executive Officer, Mr. Mills, and PSH collectively tendered to Med-X for cancellation approximately 55 million outstanding shares of Med-X common stock on the closing. Upon closing of the Merger, we issued to Mr. Mills 10,000 shares of newly authorized super-voting Series A Preferred Stock, having de minimus economic rights (i.e. no conversion right, no dividend rights, and virtually no liquidation preference), but conferring on him 51% voting control of the Company. See “Business-Merger with Pacific Shore.” We plan to continue similar efforts to acquire other companies that have similar business models of developing natural products, as well as offering pest control services nationally. Our management believes it can create strong value for shareholders by acquiring companies that have growing revenues and assets.

The primary sources of revenue for Med-X and Pacific Shore moving forward are expected to be the proceeds from continued sales of Nature-Cide and Thermal-Aid through our national distribution channels. We also expect to generate revenue from advertising and the online sale of products on the Company’s media platform, www.marijuanatimes.org.   We have launched various online sales venues for this purpose, such as www.nature-cide.com, www.thermalaidproducts.com, and www.malibu-brands.com. We plan to aggressively market our Nature-Cide and Thermal-Aid brands while positioning our media venue, www.marijuanatimes.org, to attract sponsorship and advertisers as well as companies that desire to utilize the crowdfunding initiatives under the Jobs Act. During this cycle, we plan to ramp up our ready-to-use consumer version of the Nature-Cide products scheduled to be on retail shelves in 2024.

Nature-Cide.

Comprised of various essential oils such as cedar oil, cinnamon oil, clove oil, cottonseed oil and other natural ingredients, Nature-Cide is a pleasantly aromatic, chemical free insecticide/pesticide/miticide/nematicide and repellent that kills or deters a variety of different pests, including cockroaches, bed bugs, ants, spider mites, white flies, caterpillars, and other pests associated pest control operations, janitorial, turf care, hospitality, transportation and agriculture. Nature-Cide products are also proven in commercial and residential environments and kill or deter a wide variety of household insects including, flies, fleas, and mosquitoes, which sometimes can carry deadly diseases.

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Nature-Cide contains no harmful poisonous chemicals to humans most commonly found in many other insecticides and insect repellents. In addition to cedar oil, cinnamon oil, clove oil and cottonseed oil, Nature-Cide may also contain citronella oil, garlic oil, mint oil, peppermint oil, geranium oil, lemon grass oil, and rosemary oil, all of which are recognized by the Environmental Protection Agency (“EPA”) as FIFRA 25b MINIMUM RISK PESTICIDE compounds. Cedar oil is a natural repellent found to be effective in the states with swamps for eradicating mosquitoes without harming the ecosystem. By the same token, cinnamon oil is known in Guam for warding off snakes from train cars and shipping containers. One of our Nature-Cide formulas is an insecticide that kills various insects on contact, including but not limited to ants, fleas, mites, slugs, snails, silverfish, mosquitoes, cockroaches and a variety of other insects. The Nature-Cide Pest Management X2 formula also acts as an effective repellent for other insects, reptiles and rodents.

Nature-Cide is classified as a MINIMUM RISK PESTICIDE under FIFRA (25b) and is exempt from federal registration by the (“EPA”). Unlike other repellents and insecticide products which contain toxic chemicals, Nature-Cide is safe for use in all environments. Pacific Shore has developed several formulations of Nature-Cide for use indoors, outdoors, on humans, and on pets. As of July 31, 2014, the Nature-Cide All-Purpose and Pest Management X2 insecticide formulations have been registered in states that require EPA registration if the Company sells in that state. In addition, the Colorado, Oregon and Washington Departments of Agriculture have approved the Nature-Cide All-Purpose product for use on cannabis crops grown in those states. The Company’s newest formulation of Nature-Cide products is not yet registered and accordingly is not yet sold. Please note that the new formulations contain the same ingredients but at a different concentration level.

Nature-Cide products have been field tested for over seven years on ranch homes in the Santa Monica Mountains, from Bel Air to Malibu as well as being third party tested in laboratory settings. Nature-Cide’s research and development and field testing has evolved into a Pest Management Service, a division of Pacific Shore, and is now recognized and licensed in the State of California as a state applicator with a Qualified Applicators License # 133658 for agricultural and landscape use in commercial and residential settings. This being said, the Nature-Cide products and services division has also begun supplying and servicing small cannabis cultivators in Southern California.

Nature-Cide products are currently offered nationally to commercial pest control, janitorial, hospitality, transportation, turf care and agricultural professionals nationally through various commercial distributors such as Rentokil Initial, TSP, VES/UNI, and American Hotel Registry. Collectively the pest management market encompasses a wide variety of sectors that encompass a substantial revenue stream worldwide. The demand for all-natural products like Nature-Cide is becoming continuous as regulatory bodies continue to ban traditional poisonous pest control applications around the world. Currently Nature-Cide products are being utilized by a gamut of professional applicators using the products in such places as school districts, hospitals, hotels/motels, zoos, food plants, livestock farms, greenhouses, passenger rail cars, passenger and cargo aircraft and agricultural settings including hemp and cannabis cultivation. In 2017 TSP’s parent company, “Rentokil Initial”, began testing Nature-Cide in Hong Kong, Macau, China and Mumbai, India. Results from testing warranted an immediate focus on registration in Hong Kong, Macau and Mumbai, where product orders have been received and usage has commenced. Rentokil Initial operates in multiple countries such as New Zealand, Australia, Singapore, Malaysia and the United Kingdom, where we are now focused on testing protocols for Nature-Cide products. In early 2018, Univar Solutions, who is revered as one of the largest chemical distributors in the world, has now begun ordering the full Nature-Cide line within the United States.

In January 2023, one of our Nature-Cide distribution customers, Pest Control Supplies, came forward with a plan to begin registration of the Nature-Cide products within the Caribbean Island countries. As of January 2023, product applications for Nature-Cide All-Purpose Commercial Concentrate, Nature-Cide Granular, Nature-Cide Insecticidal Dust, and Nature-Cide Pest Management X2 Concentrate have been submitted for registration in Barbados, St. Lucia, Trinidad and Guyana. In May 2023, with an approval of the above products in Guyana, the first order in Guyana was shipped.

In January 2019, the Nature-Cide team was invited to participate in platinum marketing designation with TSP and VES/UNI. For the Company to participate in this high level of marketing within these distribution venues, the Company needed to have established a demand for its products nationally. Its products must already be positioned within most of the customers and multiple distribution centers throughout the country. The Company has been doing business with TSP and VES/UNI for more than three years and has established a solid customer base around the United States which has enabled the Company to position its products within the distributor’s platinum marketing programs. The Company participates in the highest-level marketing campaigns and has not made any payments to attain this status. We have attended annual sales meetings in Savannah, Georgia, Las Vegas, Nevada and Fort Worth, Texas with TSP and Chicago, Illinois with VES/UNI. During these meetings, both distributors announced that Nature-Cide will be represented as a top-level platinum sponsor, and our Nature-Cide product line will be presented to the entire customer base of both distributors, which consists of over 15,000 customers nationally. Going forward, due to the platinum sponsorship designation, Nature-Cide will be showcased as a go to 25b minimum risk green program. We are working closely with two of its distributors, TSP and VES/UNI, to distribute samples and information to both customer bases, and collectively monitor and record results from the applications of Nature-Cide in places around the country as well as in Asia, for social media to share with potential new customers who can understand the vast amount of applications that can be realized for the Nature-Cide brand. TSP and VES/UNI have solid footprints in the USA as suppliers of products for pest control, turf grass care, and for professional use in the hospitality, parks and recreation, transportation, sanitation, and golf care industries, as well as the recent addition of the cannabis cultivation industry. Management of the Company as well as distributor management agrees that the 25b minimum risk market has a solid future in the pest control sector. VES/UNI and TSP, along with TSP’s parent company, Rentokil, are constantly working with the Nature-Cide team to deploy and plan ways that the product can be utilized, and to build scalable programs for the various industries where Nature-Cide can receive the best positioning for long term sales growth.

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Due to the continued planning and sponsorship coupled with the positive reception of Nature-Cide by the professional end user, the Nature-Cide product development team has entered into discussions with TSP product development personnel to create a unique product designed for turf grass applications in golf and other turf grass venues, including parks and recreation, by combining Nature-Cide with a blend of TSP Turf Fuel for the golf and turf care industries. The Turf Fuel and Nature-Cide product blend is currently in laboratory production. The Company is also in discussion with TSP management to register Nature-Cide in Canada. In 2017, Nature-Cide announced a new compressed air 16-ounce all-purpose insecticide prototype which was eventually produced for professional use. Due to the response and continued professional usage, along with social media promotion, we are in the process of finalizing development of a ready to use group of compressed air products to release to consumers. These products consist of the All-Purpose, Flea & Tick, Insect Repellent, and an outdoor formulation that was released in early 2020.

Thermal-Aid Headache Relief System.One of our directors, Dr. Hyson, is the inventor and grantee of three patents which have been provided to Pacific Shore in perpetuity to commercialize the Thermal-Aid Headache Relief System and Malibu Brands Pain Relief Cream. Patent details are as follow:

DEVICE AND METHOD FOR TREATMENT OF HEADACHE

Patent Number 5,700,238

Date Granted: December 23, 1997 – United Stated Patent Office

MEDICATED WRAP

Patent Number 6,313,370 B1

Date Granted: November 6, 2001 - United Stated Patent Office

MEDICATED WRAP

Patent Number: 7186260

Date Granted: March 6, 2007 - United Stated Patent Office

The license agreement with Dr. Hyson was executed in June 2012 for an initial five (5) year term with automatic annual 12-month renewal unless earlier terminated as provided for in the license agreement. As of December 31, 2023 we have paid to Dr. Hyson aggregate royalties of $24,831 and have accrued royalties of $870 as of December 31, 2023.

Nature-Cide License and Patent Application.Pacific Shore has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, one of the founders of the Company and Pacific Shore, to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by Pacific Shore or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between Pacific Shore, as sublicensor, and Med-X, as sublicensee, was merged and terminated. Accordingly, Pacific Shore can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2015, Med-X filed a patent application with the United States Office of Patents and Trademarks for its process of infusing Nature-Cide and other beneficial substances into growing soil for the agricultural and hemp and cannabis industries. Mr. Mills, our Chief Executive Officer, is named as the inventor. The patent was granted October 19, 2021 with Patent No. US 11,147,266 B2. Med-X plans to market and sell its Nature-Cide insecticidal soil to hemp, cannabis and other agricultural cultivators.

The license agreement with Matthew Mills has no termination date. As of December 31, 2023 no royalty payments are due under the license agreement.

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The MJT Network. We also operate the MJT Network® through our online media platform, www.marijuanatimes.org, which publishes media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues. This platform has been publishing cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the cannabis and hemp industries on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international level. Stories, columns, advice and analysis may come from a combination of regular consultants, contributors, freelance and staff writers, our personnel and public news sources. Once capitalized in late 2022, we plan to eventually add online ecommerce to the MJT Network website, offering branded industry products for sale from third party suppliers and from its own product lines, subject in all cases to compliance with applicable federal and state law. The network includes smart phone and tablet applications, and its original content is distributed across several digital platforms including web, native iOS, Vimeo Video, YouTube, Apple Podcast Audio and Apple News. At this time, it is uncertain if and when the Company will add e-commerce to the www.marijuanatimes.org website.

Distributors

Most of the Company’s revenue is generated through a number of large distributors. Currently, Nature-Cide products are distributed by multiple pest control distributors such as VES/UNI, TSP and Forshaw and deployed to hundreds of pest control companies nationwide.  Nature-Cide products can also be found within the Amazon, Kroger and Walmart marketplaces. You can see some of these customers within our partner network using the following link: https://nature-cide.com/pages/store-locator. We also have begun supplying our products to Rentokil International in various countries such as India, Singapore and Hong Kong.

For the year ended December 31, 2023, the Company received 18% of its revenue from one customer; specifically 18% from Target Specialty Products. For the year ended December 31, 2022, the Company received 32% of its revenue from two customers; specifically 19% from Target Specialty Products 13% from Veseris. Our relationship with our distributors is demand driven and the Company is set up within their distribution system as a supplier. There are no contracts in place at this time as the distributors do not require a written agreement. We cannot guarantee that we will be able to generate similar levels of sales from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, our results of operations could be materially adversely affected. We anticipate this concentration to continue for the foreseeable future.

Vendors

The Company uses single supplier relationships for its raw materials purchases and filling capacity due to the unique formulation and components of each product line, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected.

The Company had two vendors that accounted for 78% of purchases during the year ended December 31, 2023. Specific concentration for the two vendors were Berje with approximately 45% and Actions & Company 33%.

The Company had two vendors that accounted for 77% of purchases during the year ended December 31, 2022. Specific concentration for the two vendors were Berje with approximately 57% and Actions & Company 20%.

If significant suppliers become unable or unwilling to provide inventory in a timely manner, the Company believes that other suppliers are available to provide similar inventory at comparable prices.

Business of Pacific Shore

Pacific Shore is a Delaware corporation which, through its 99% owned subsidiary, Pacific Shore Holdings, Inc., a California corporation formed in January 2010 (hereinafter, “PSH-CA”), is engaged in the business of product development, distribution, and marketing. On December 31, 2012, Pacific Shore, which prior to this date was an inactive public shell company without material assets or liabilities, consummated the acquisition of PSH-CA, a privately-held company, through a share exchange (the “Business Combination”). The closing of the Business Combination resulted in PSH-CA’s security holders becoming the controlling security holders of Pacific Shore, and PSH-CA becoming a 99% owned subsidiary of Pacific Shore. Pacific Shore had a trading symbol, “PSHR”, which we expect will remain inactive for the foreseeable future. Pacific Shore’s Chairman and Chief Executive Officer, Matthew Mills, is the President, a director, and a principal shareholder of Med-X, Inc.

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Pacific Shore manufactures and distributes two 100% natural essential oil products owned by us, Nature-Cide and Malibu-Brands. Our Nature-Cide products have been tested in various regions across the United States and in Asia with positive results by multiple pest control companies, hotel and motel operators, agricultural personnel for various pests, and fire department personnel for snake control. Extensive testing by us and an independent third-party laboratory also indicates that our Nature-Cide products kill or deter a wide variety of pests, including but not limited to bed bugs, ants, fleas, ticks, cockroaches, crickets, and stink bugs, while repelling and or deterring various birds, rodents, and reptiles.

After years of research and development, in February 2014, we became a certified and licensed pest control applicator in California for agricultural commercial pest control. In July 2015, we received our pest control business main license and officially launched as a California licensed pest control company in Los Angeles, California. In 2016, we became licensed to maintain landscaping in residential and commercial settings and we obtained our applicator license, which allows us to provide pest control services for exterior structures and landscape. Our pest management service is growing and is servicing numerous ranch style and upscale homes and properties in Los Angeles and Ventura Counties. Management’s intention is to franchise and or partner with other pest control service companies to offer the services and methods of our Nature-Cide service division as the Nature-Cide brand matures in the pest control, janitorial, transportation, and hospitality arenas. We also plan to increase its service footprint nationally by acquiring other established pest control service businesses that practice Integrated Pest Management protocols, if we have sufficient capital or financing to do so.

In 2014, as required for sale, we began registering our Nature-Cide products with multiple state Environmental Protection Agency (“EPA”) offices around the country. Our Ready to Use Nature-Cide All-Purpose Insecticide, Flea & Tick Insecticide, and Nature-Cide All-Purpose Commercial Concentrate in one and five-gallon containers for indoor and outdoor professional use were our first products to be registered with state EPA offices in 39 states. In 2016, we registered our Nature-Cide Ready to Use Outdoor insecticide as well as our Pest Management X2 Commercial Concentrate in sixty four ounce, one, two and a half, five, and 55 gallons for outdoor professional use. In 2018, Pacific Shore developed and released two new products, the Nature-Cide Insecticidal Dust for indoor and outside use, and Nature-Cide Pest Management Granular, for outdoor use. Both of the products are also in the process of being registered where applicable.

Currently the Nature-Cide products are positioned with national distributors including TSP, VES/UNI and Forshaw. Nature-Cide and its distributors have been able to promote Nature-Cide as a recognizable product line in the pest control industry in multiple states, as well as to promote the brand in social media (i.e. Facebook, Twitter, and LinkedIn). TSP, headquartered in Santa Fe Springs, California has approximately 35 distribution centers nationally, VES/UNI has approximately 30 distribution centers nationally, and Forshaw has 12 locations nationally.

We are currently selling Thermal-Aid and the Thermal-Aid Zoo online through various web sites including but not limited to FSAStore.com, Walmrt.com and Amazon.

Thermal-Aid

In addition to developing our own products, we also currently own an exclusive worldwide royalty-free license to sell a patented 100% natural therapeutic heating/cooling treatment pack called Thermal-Aid. Thermal-Aid is a clinically proven microwaveable heat treatment pack that doubles as a cold therapy source to assist with reducing swelling and relieving pain. In a four-month, 96 patient clinical trial, the Thermal-Aid arthritis packs proved to reduce arthritis medications by 20% and it was perceived to have a 35% reduction in pain. During 2014, the entire Thermal-Aid product line, which includes 23 different configurations, became eligible for Flexible Spending Accounts for consumers nationally as well as being eligible for Worker Compensation reimbursement for patients nationally. Our full line of Thermal-Aid products is currently available through the Cardinal Health Distribution network, which includes FSAStore.com, AssuraMed, and Independence Medical. The entire Thermal-Aid line is also being carried by WBC Healthcare Distribution venues, which include Meyer Chiropractic Distribution, Meyer Physical Therapy, Meyer DC, Milliken Medical and Elivate Fitness. The Cardinal Health distribution network, of which AssuraMed and Independence Medical are a part, now also offers all Thermal-Aid products. Our Thermal-Aid Zoo Animals are also available at all California Kroger owned Ralphs Grocery Pharmacy locations as well as Colorado Kroger owned King Soopers locations, Utah Kroger owned City Market locations, and Kroger locations in Georgia, which encompass approximately 376 locations. We continue negotiating with Kroger to place our Thermal-Aid products in all Kroger chains nationally but there can be no assurance that we will reach such an agreement. Cardinal Health carries inventory of Thermal-Aid products in 22 distribution centers throughout the United States. This is in addition to various “As Seen on TV” stores located around the United States. Thermal-Aid has been seen on the Home Shopping Network and on NBC’s ShopHQ. In addition, we continue to run a Thermal-Aid Zoo infomercial in a national television campaign in the “As Seen on TV” category. The Kroger chain continues to invite the Thermal-Aid showcasing team to present the Thermal-Aid line to pharmacists that operate its pharmacy divisions.

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Our chairman and founder, Mr. Mills, has licensed two trademarks to the Company on a perpetual royalty free basis that he recently acquired for “Thermal-Aid” and “Nature’s Therapeutic Source.” He also owns two patents related to Thermal-Aid. The first is a patent for a thermal device for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler. The second is for a thermal device and ornamental design for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler that may have the general appearance of a child’s toy or other configuration. Our chairman and founder Matthew Mills, has granted us an exclusive worldwide royalty-free license in perpetuity to utilize and sublicense these trademarks and patents to market, distribute, and sell Thermal-Aid, for which he was issued 4,605,337 shares of PSH-CA’s common stock which he subsequently exchanged for shares of our common stock (the “License Agreement”). Mr. Mills has not received any payments to date under this License Agreement. There are no milestones and no royalty rate associated with the License Agreement. The License Agreement was entered into as of January 15, 2010 (the “Effective Date”) and the initial term of the License Agreement was for a period of one year from the Effective Date. Thereafter, the License Agreement automatically renews each year for an additional year unless terminated in writing by either party to the License Agreement at least 30 days prior to the termination of the then current term. During the term, the license is exclusive to the Company. There have been no payments made to date and there are no milestones payments in the License Agreement.

On June 22, 2012, we entered into an exclusive license agreement with Dr. Hyson, d.b.a. Hyson Medical Products, pursuant to which we were granted an exclusive license to utilize three patents currently owned by Dr. Hyson: (1) Device and Method for Treatment of Headache – 5,700,238 (December 23, 1997), (2) Medicated Wrap – 6,313,370 (November 6, 2001), and (3) Medicated Wrap – 7,186,260 (March 6, 2007). We are using the technology and case study covered by these patents to market additional private label consumer products under our brand to address headache pain relief, both migraine and tension. Dr. Hyson already sells his own line of headache pain relief and medicated wrap products for consumers. We have a license to utilize these patents for any branded products developed by us during the term of the license agreement. For such branded products, Dr. Hyson receives a license fee equal to 5% of net sales made by us of those products. There are no milestone payments associated with this license agreement. We will own the intellectual property to all of our branded products developed under this license agreement. The initial term of the license agreement is five (5) years with options exercisable for one-year extensions, subject to termination after two (2) years if by then we have not brought a branded product to market. We commercialized this technology within two (2) years by the launch of our Thermal-Aid Headache Relief System.

Recent Developments

On September 15, 2023, the Company entered into an Agreement for the Purchase and Sale of Capital Stock with Joseph Winograde, and on December 13, 2023 the Company and Mr. Winograde entered into an amendment to such agreement (as amended, the “Napco SPA”), pursuant to which, on September 15, 2023, we purchased from Mr. Winograde 49% of the outstanding capital stock of Napco Painting Contractors, Inc. (“Napco”). Napco is wholly owned by Mr. Winograde. Pursuant to the Napco SPA, in exchange for the 49% interest in Napco, the Company agreed to pay Napco $500,000 in cash within two business days following the completion of this offering and, on September 15, 2023, issued to Napco a convertible promissory note, which was also amended on December 13, 2023 (as amended, the “Napco Note”) in the principal amount of $2,500,000 (collectively, the “Napco Transaction”). The Napco Note will convert into shares of common stock of the Company at the closing of this offering based on the initial public offering price. Based on an assumed initial public offering price of $5.00 per Unit, the Napco Note will convert into 500,000 shares of common stock upon the closing of this offering. The Napco Note bears a 4.0% annual interest rate. In connection with the Napco Transaction, the Company, Napco and Joseph Winograde entered into a Purchaser’s Rights Agreement on September 15, 2023 (the “Purchaser’s Rights Agreement”) which provides the Company certain protections as a minority stockholder of Napco. The Purchaser’s Rights Agreement provides that Mr. Winograde will be required to enter into an agreement with the Company that provides that Mr. Winograde and the Company each will vote their shares in favor of a transaction in which 50% or more of the voting power of Napco is transferred or upon any other Deemed Liquidation Event (as defined in the Purchaser’s Rights Agreement) and which is approved by the holders of 60% of the outstanding shares of common stock of Napco. The Purchaser’s Rights Agreement also provides that if Napco proposes to offer or sell any New Securities (as defined in the Purchaser’s Rights Agreement), Napco will first offer such New Securities to the Company, and that Napco will deliver to the Company certain annual and quarterly financial statements.

In the event that the Company’s common stock is not trading on Nasdaq within 180 days of the issuance date of the Napco Note, or March 13, 2024, the Napco Note will be cancelled and the Napco SPA will be terminated and unwound unless otherwise agreed to by the parties. The Napco Transaction closed on September 15, 2023 and was deemed effective for accounting purposes on October 1, 2023.

The Company has determined the Equity Method is the appropriate accounting treatment for its investment in Napco (“Investee”). The Napco Transaction closed on September 15, 2023, and was deemed effective for accounting purposes on October 1, 2023. The Company measured its investment in accordance with ASC 805, including the consideration paid and transaction costs incurred related to the investment.

On December 13, 2023 the Company and Napco entered into Amendment No. 1 to the Promissory Note as well as Amendment No. 1 to the Agreement for the Purchase and Sale of Capital Stock providing for T an extension of the listing date for the common stock of Napco for an additional 90 days through March 14, 2023. Subsequently, on March 14, 2024 the Company’s and Napco’s Amendment No. 1 to the Promissory Note as well as Amendment No. 1 to the Agreement for the Purchase and Sale of Capital Stock expired. The Company is negotiating a renewal to both Amendments.  As a result, the transaction set out above has been unwound as of the issue date of the financial statements included herein, retroactively impacted to December 31, 2023 and the Company’s financial results for the year ended December 31, 2023 do not include an investment in Napco.

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On March 14, 2024 the Company’s and Napco’s Amendment No. 1 to the Promissory Note as well as Amendment No. 1 to the Agreement for the Purchase and Sale of Capital Stock expired. The Company is negotiating a renewal to both Amendments.

Napco is an environmentally friendly commercial and residential painting company operating in the Napa Valley region of Northern California for over 20 years. Napco customers include many established wineries, resorts, commercial buildings, restaurants, housing projects and estate properties. In early 2022, the Company’s Nature-Cide division began development of a unique Nature-Cide insecticidal painting additive which can be blended into paint/stains which repels various wood destroying insects, pests and birds. The Company is in its second generation formulation and expects to begin efficacy testing to prepare for state environmental protection agency office registration with hopes of releasing for sale and commercial use in early- to mid-2024. The Company believes that the Napco painting platform will enable the Company to test and showcase the insecticidal paint additive product’s effectiveness within the painting industry, which includes the painting manufacturing sector as well as other painting contractors nationally through the existing clients of Napco. The Company also intends to operate a Nature-Cide pest control service business from within Napco, similar to the Nature-Cide services in Southern California. The Company will assist Joseph Winograde and Napco in obtaining all necessary pest control licenses for its personnel as well as in building a service truck to jump start this new service division utilizing the Company’s products in Northern California. Napco employees will also be taught to use the Company’s full line of Nature-Cide products, and the Company will utilize its California license to facilitate this new Nature-Cide service division within Napco. Joseph Winograde is the brother of Lester Winograde who is an outside attorney for the Company handling general legal and business affairs.

On September 25, 2023, the Company entered into an international distribution agreement with the Australian arm of Ensystex, Inc., one of our current United States distribution partners located in Fayetteville North Carolina (“Ensystex”), effective October 1, 2023. Ensystex has been purchasing Nature-Cide products in bulk from the Company for over one year. From the beginning of the distribution relationship, Ensystex has been marketing the Nature-Cide products on a national basis through mainstream pest control media outlets such as PCT (Pest Control Technology) and PMP (Pest Management Professional) magazines, which along with Ensystex’s current customer base, continues to draw regular sales of the Nature-Cide products to pest control operators nationally. The Company has been testing the Nature-Cide products in various regions for several years with multiple pest control professionals that have a relationship with both Ensystex and the Nature-Cide division of Med-X, Inc. The new distribution relationship will cover the following countries: Australia and associated islands, United Arab Emirates, Qatar, French Polynesia, New Caledonia, New Zealand, Fiji, Singapore, Malaysia, Brunei Darussalam, Philippines, Thailand, Laos, Myanmar (Burma), Indonesia, Hong Kong, Macau, Vietnam, Cambodia, South Africa, Mauritius, Seychelles, Maldives, Botswana, Zimbabwe, Namibia, Iraq, Israel and the Democratic Republic of Congo. Ensystex will be responsible for obtaining and maintaining any and all regulatory registrations and or authorizations that are required to sell or use Nature-Cide products within any country or political subdivision within the geographical areas listed above. All expenses associated with the approval or authorization process will be borne by Ensystex. Ensystex will continue, at its expense, to engage and maintain a sales and service organization in all of the territories above, which are to be staffed with such experienced personnel as are necessary to enable Ensystex to perform its obligations under the agreement. Ensystex will ensure that its sales and service force have proper knowledge in the field of pest control and are adequately trained in the nature and use of the Nature-Cide products.

Our Board has approved a 1-for-16 reverse stock split of our outstanding common stock. The Company will implement the reverse stock split immediately prior to the effective time of a proposed Reg CF becoming effective with the Securities and Exchange Commission. The ratio of the reverse split was arrived at in order to achieve a valuation that the Company believes would be acceptable to potential investors. We intend for our Board to effect such reverse stock split in connection with the consummation of the Reg CF Offering. The reverse stock split will not impact the number of authorized shares of common stock which will remain at 300,000,000 shares. The share and per share information in this Form 1-K does not reflect the proposed reverse stock split, as the corporate action is not yet effective as of the filing date hereof.  The Company has retained the services of DealMaker Securities LLC (the "Intermediary") to facilitate the CF Offering. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities of 8.5%, which amount includes payment processing fees, one time activation fees including onboarding, due diligence and asset creation costs of $32,500 and monthly subscription fees of $2,000 following notice of effect.  The Company will also pay $10,000 per month for additional marketing services.

Agreement with the Dalmore Group

In March 2021, we entered into an engagement agreement with the Dalmore Group, LLC (“Dalmore”).  Pursuant to the agreement, Dalmore is to provide certain services in connection with our Regulation A+ offerings.  Pursuant to the agreement, we paid Dalmore a fee equal to 100 basis points on the aggregate amount raised by the Company in the Regulation A+ offering and 7% commission on investors that were specifically introduced by Dalmore to the Company. We also paid Dalmore a one-time consulting fee of $20,000 and $5,000 for out-of-pocket expenses. To date we have paid Dalmore no commissions.

Underwriter Agreements

On April 5, 2023, we entered into an engagement letter with Lafferty & Co., Inc. (“Lafferty”). Pursuant to the agreement, Lafferty will act as lead managing underwrite and sole book running manager in connection with a proposed public offering of the Common stock of Med-X (the “Offering”) for up to $15 million in gross proceeds, on a firm commitment basis with a term ending on December 31, 2023, or the consummation of the Offering. On August 11, 2023, the Company entered into an Engagement with Maxim Group LLC to act as the Lead Underwriter and sole book running manager in connection with the Company’s proposed Offering. This is after R.F. Lafferty withdrew as Lead underwriter. The Company has presently withdrawn its Form S-1 Offering and is pursuing alternate listing opportunities.

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Patents and Trademarks

Below is a list of the Company’s patents and trademarks as of February 5, 2024:

Med-X Patent and Trademark Summary

Country	Official No.	Title	Case Status	Property Type
USA	88/218348	THE MARIJUANA TIMES IC 41	Pending	Trademark
USA	88/218390	M. THE MARIJUANA TIMES (stylized) IC 41	Pending	Trademark
USA	88/243436	MALIBU BRANDS (logo) IC 5	Pending	Trademark
USA	88/243444	MALIBU BRANDS (logo) IC 25	Pending	Trademark
Canada	2931915	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF	Published	Patent application; Anticipated expiration date May 31, 2036; Composition of matter and method patent
USA	11,147,266	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF (non-provisional)	Issued	Patent; Expiration date May 31, 2036; Composition of matter and method patent
USA	62/170320	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF (provisional)	Expired	Provisional Patent Application
USA	17/502228	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF (non-provisional)	Published	Pending patent application; Anticipated expiration date May 31, 2036; Composition of matter and method patent

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Below is a list of Pacific Shore Holdings’ patents and trademarks as of February 5, 2024:

Pacific Shore Holdings Patent and Trademark Summary

Country	Official No.	Title	Case Status	Property Type
Australia	1366146	ENERGY-X IC 3	Registered	Trademark
Australia	1366144	BURNER BALM IC 3	Registered	Trademark
Canada	1788556	NATURE-CIDE IC5 (owner: Matthew Mills)	Allowed	Trademark
China	21017818	NATURE-CIDE IC5 (owner: Matthew Mills)	Registered	Trademark
China	7911478	BURNER BALM IC 3	Registered	Trademark
China	1559469	THERMAL AID ZOO (stylized) IC 10	Registered	Trademark
China	15519468	THERMAL AID logo IC 5 & 10	Registered	Trademark
EU	0085884203	PERFORMANCE-X IC 3, 5 & 35	Registered	Trademark
EU	008583932	BURNER BALM IC 3, 5 & 35	Registered	Trademark
EU	008584088	ENERY-X IC 3, 5 &35	Registered	Trademark
Japan	5318604	ENERY-X IC 3	Registered	Trademark
Japan	5329859	BURNER BALM IC 3	Registered	Trademark
Korea	40-855739	ENERY-X IC 3	Registered	Trademark
Korea	40-0855633	BURNER BALM IC 3	Registered	Trademark
New Zealand	825514	BURNER BALM IC 3	Registered	Trademark
New Zealand	825515	ENERGY-X IC 3	Registered	Trademark
Thailand	756974	BURNER BALM IC 3	Registered	Trademark
USA	3753893	BURNER BALM IC 3 & 5	Registered	Trademark
USA	3777982	ENERGY-X IC 3	Registered	Trademark
USA	3628026	NATURE-CIDE IC 5 (owner: Matthew Mills)	Registered	Trademark
USA	3777984	ENERGY-X IC 5 (lip balm)	Registered	Trademark
USA	4444076	ENERGY-X IC 30	Registered	Trademark
USA	3064560	THERMAL AID IC 10 (suppl. Reg.)	Registered	Trademark
USA	4190596	ENERGY X IC 5 (gum)	Registered	Trademark
USA	6074312	THERMAL-AID	Registered	Trademark
USA	7182777	THERMAL DEVICE AND METHOD	Issued	Patent; Expiration date Feb. 9, 2024; Composition of matter patent
USA	7179280	THERMAL DEVICE	Issued	Patent; Expiration date Feb. 9, 2024; Composition of matter patent

Competition

The sale of insecticides and other products for business and consumer customers are intensely competitive. We expect competition to intensify further in the future. Barriers to entry are relatively low. Current and new competitors can launch new products and can compete in the marketplace. We currently compete or potentially will compete with a number of other companies such as Bayer, Ecolabs, Envincio and Essentra, whose numbers will increase in the future, many of which are larger and possess greater human and capital resources than us, and already have well-established brand recognition. We face competition for readers and advertisers for our online news service. Nature-Cide will encounter intense competition from other all-natural and chemical-based pesticides that have been on the market for years, including those designed for the agricultural markets such as cannabis cultivators. Management believes we can compete effectively, but we cannot assure that competition will not impair the maintenance and growth of our planned businesses.

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Government Regulation

We are  subject to government regulations in the conduct of its business which tend to increase costs and potentially have a material adverse impact on our operating results, financial condition and business performance, including but not limited to (1) employment laws generally applicable to all businesses, including laws covering wages, working conditions, health, safety, working hours and similar matters, (2) laws designed to protect the environment, including those applicable to farming operations, (3) laws enforced by the Federal Trade Commission (“FTC”) and equivalent state agencies governing advertising and representations made by businesses, and (4) laws enforced by the FDA which govern safety and claims made with respect to food and other products consumed by the public. See “Risk Factors – Risks Relating to Our Business - Our business is subject to various government regulations.”

Below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where we may become involved, through our subsidiaries, in the cannabis industry.

The United States federal government regulates drugs in large part through the CSA. Marijuana, which is a form of cannabis, is classified as a Schedule I controlled substance. As a Schedule I controlled substance, the U.S. Drug Enforcement Agency (the “DEA”) considers marijuana to have a high potential for abuse. Three is no currently accepted medical use in treatment in the United States nor an accepted safety for use of the drug under medical supervision. The federal government classifies cannabis having a THC concentration of greater than 0.3% as marijuana. Cannabis with a THC concentration below 0.3% is classified as hemp.

The scheduling of marijuana as a Schedule I controlled substance is inconsistent with what we believe to be widely accepted medical and recreational uses for marijuana by physicians, researchers, patients, and consumers. Moreover, as of February 4, 2021 and despite the clear conflict with federal law, at least 36 states and the District of Columbia have legalized marijuana for medical use, although Mississippi’s medical cannabis legalization measure is under challenge. Fifteen of those states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes, although South Dakota’s adult-use measure is also subject to potential challenge. In November 2020, voters in Arizona, Montana, New Jersey, and South Dakota voted by referendum to legalize marijuana for adult use, and voters in Mississippi and South Dakota voted to legalized marijuana for medical use.

Unlike in Canada, which uniformly regulates the cultivation, distribution, sale, and possession of marijuana at the federal level under its Cannabis Act, marijuana is largely regulated at the state level in the United States. Although certain states and territories of the United States authorize medical or adult-use marijuana production and distribution by licensed or registered entities, under the CSA, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia is illegal. Although our activities are compliant with the applicable state and local laws in the states in which we plan to operate, strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under United States federal law nor provide a defense to any federal criminal action that may be brought against us.

In 2013, as more and more states began to legalize medical and/or adult-use marijuana, the federal government attempted to provide clarity on the incongruity between federal law and these state-legal regulatory frameworks. Until 2018, the federal government provided guidance to federal agencies and banking institutions through a series of DOJ memoranda. The most notable of this guidance came in the form of a memorandum issued by former U.S. Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”). The Cole Memorandum offered guidance to federal agencies on how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states and quickly set a standard for marijuana-related businesses to comply with. The Cole Memorandum put forth eight prosecution priorities:

1.	Preventing the distribution of marijuana to minors;

2.	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

3.	Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

4.	Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

5.	Preventing violence and the use of firearms in the cultivation and distribution of marijuana;

6.	Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

7.	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

8.	Preventing marijuana possession or use on federal property.

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On January 4, 2018, former U.S. Attorney General Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys (the “Sessions Memo”). Rather than establishing national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under state law, the Sessions Memo simply rescinded the Cole Memorandum and instructed that “[i]n deciding which marijuana activities to prosecute... with the [DOJ’s] finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions.” Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.”

President Biden’s Attorney General, Merrick Garland, was confirmed by the United States Senate on March 10, 2021. It is not yet known whether the DOJ under President Biden and Attorney General Garland will re-adopt the Cole Memorandum or announce a substantive marijuana enforcement policy. Attorney General Garland indicated at a confirmation hearing before the United States Senate that it did not seem to him to be a useful use of limited resources to pursue prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise.

Nonetheless, there is no guarantee that state laws legalizing and regulating the sale and use of marijuana will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to marijuana (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole Memorandum, enforcement priorities are determined by respective United States Attorneys.

In order to participate in either the medical or recreational sides of the marijuana industry in California and elsewhere, all businesses and employees must obtain badges and licenses from the state and, for businesses, local jurisdictions. California became the first state to allow medicinal cannabis use when voters passed the Compassionate Use Act in 1996. Today, cannabis is legal in California for both medicinal and adult (recreational) use.

Relevant California Statutes

The main statute for cannabis businesses in California is in the Business and Professions Code. It is called the Medicinal and Adult Use Cannabis Regulation and Safety Act (“MAUCRSA”). MAUCRSA sets up a basic framework for licensing, oversight and enforcement related to cannabis businesses.

Relevant California Regulations

The California Department of Cannabis Control makes regulations for cannabis businesses. These regulations specify:

•	License application procedures;
•	Rules for running a cannabis business;
•	What can and cannot be made into a cannabis product, and what ingredients can and cannot be used;
•	Packaging requirements to prevent contamination and to inform consumers about what’s inside;
•	The testing that each product must pass before it can be sold; and
•	Enforcement actions that may be taken if a business is not following the rules.

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Equity Ordinances in California

Some cities and counties in California have ordinances for equity programs to help people negatively affected by the federal ”war on drugs” policies from the 1970s and create a more inclusive marketplace. Each ordinance supports equity applicants in different ways, such as:

•	Faster application processes;
•	Assistance during the licensing process;
•	Help with operating your business; and
•	Direct financial support

Laws and regulations affecting the adult-use marijuana industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal adult-use marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our business. These ever-changing regulations could even affect federal tax policies that may make it difficult to claim tax deductions on our returns. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

In 2014, the United States House of Representatives passed an amendment (the “Rohrabacher-Blumenauer Amendment”) to the Commerce, Justice, Science, and Related Agencies Appropriations Bill, which funds DOJ. The Rohrabacher-Blumenauer Amendment prohibits the DOJ from using funds to prevent states with medical cannabis laws from implementing such laws. In August 2016, the Ninth Circuit Court of Appeals ruled in United States v. McIntosh that the Rohrabacher-Blumenauer Amendment bars the DOJ from spending funds on the prosecution of conduct that is allowed by state legislation titled the Compassionate Access, Research Expansion, and Respect States Act (the “CARERS Act”) was introduced, proposing to allow states to regulate the medical use of cannabis by changing applicable federal law, including by reclassifying cannabis under the Controlled Substances Act to a Schedule II controlled substance and thereby changing the plant from a federally-criminalized substance to one that has recognized medical issues. More recently, the Respect State Marijuana Laws Act of 2017 has been introduced in the U.S. House of Representatives, which proposes to exclude persons who produce, possess, distribute, dispense, administer or deliver marijuana in compliance with state laws from the regulatory controls and administrative, civil and criminal penalties of the CSA. These developments previously were met with a certain amount of optimism in the cannabis industry, but, as of the date of the filing of this registration statement of which this prospectus is a part, (i) neither the CARERS Act nor the Respect State Marijuana Laws Act of 2017 have yet been adopted, and (ii) the Rohrabacher-Blumenauer Amendment, being an amendment to an appropriations Bill that must be renewed annually, has not currently been renewed beyond February 18, 2022.

Regulatory Considerations

Pursuant to EPA guidelines, the Company’s currently sold Nature-Cide products are a minimum risk pesticide. Because the EPA has determined that certain “minimum risk pesticides” pose little to no risk to human health or the environment, the EPA has exempted them from the requirement that they be registered under the Federal Insecticide, Fungicide, and Rodenticide Act. Generally, the FDA does not review products that claim to meet the criteria for determining whether a product is exempt from pesticide regulation. Rather, the producer of the product is responsible for evaluating whether the product meets the criteria.

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Although the FDA does not require “minimum risk pesticides” to be registered, various states require product label registration. The Company’s Nature-Cite products are registered in the following states: Alabama, Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Florida, Idaho, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Michigan, Mississippi, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

The Company’s newest formulation of Nature-Cide is not yet registered with any states and it is not yet being sold.

The Company recently entered into an international distribution agreement with Ensystex, Inc., an international pest control distributor to distribute our Nature-Cide products in certain countries See “Business-Distributors”. These countries have their own licensing requirements which must be complied with prior to the sale of such products. Pursuant to the distribution agreement, Ensystex is responsible for the costs and administrative efforts in obtaining such licensing. The Company expects the licensing to be done on a country-by-country basis throughout the first half of 2024. To the extent that the process takes longer than expected to accomplish, the Company will not be able to generate sales in such markets until the necessary licenses are obtained.

The Company believes that its Thermal-Aid product is exempt from FDA requirements. The product is basically used and treated as a heating and cooling pack which is exempt from FDA registration. The Company does not believe that its Malibu Brands product is subject to FDA registration as it is a homeopathic cream which does not require registration with the FDA. The MJT Network does not produce or sell any products. It is merely an industry publication that features stories focusing on companies who are involved in the cannabis industry. Accordingly, the Company does not believe that the activities of the MJT Network are subject to any government regulation.

Employees

As of December 31, 2023, we had fifteen (15) full-time employees, five of whom are executive officers of Med-X. We plan to actively hire employees at such time as we have sufficient capital or financing to fund the expanded launch of its business plan.

Property

Effective October 15, 2020, Pacific Shore along with Med-X entered into the 1st Amendment to the Lease of 8236 Remmet Avenue Canoga Park, CA 91304 in order to extend the term of the lease for an additional five years, or until October 14, 2025. The facility is approximately 30,000 square feet of which Med-X currently occupies approximately 2,500 square feet of office space. Pacific Shore leases that space from an unaffiliated landlord pursuant to a five-year commercial lease that was renewed for an additional five years in October 2020 in an arms-length transaction (See Note 7 to the financial statements). The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area.  We currently pay $26,944.20 a month for rent for this facility.

Seasonality

Our operations may be materially affected by seasonality for outdoor cultivation operations. Nature-Cide is likely to have high sales volumes during the spring and summer months when insects and pests are more likely to be present and agricultural operations are at their peak. Lower sales volumes may be experienced at other times during the year.

Credit Facilities

Crestmark Bank

On November 27, 2012 the Company entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of December 31, 2023 and 2022 the outstanding balance was $20,635 and $45,587 respectively.

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The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing.

The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

Line of Credit Agreement

On August 6, 2022, the Company entered into a Line of Credit Agreement with two of its Executive Officers. The line of credit provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit shall be due and payable on the earlier to occur of (a) Event of Default or (b) the effective date the Company lists on a public stock exchange or one year from the Execution Date.  Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit agreement or documentation; material defaults under any term of the Line of Credit which has been noticed and remains uncured for thirty (30) days. As of December 31, 2023 and December 31, 2022, the Company has drawn $499,666 and $500,000, respectively against the Line of Credit Agreement and had interest payable of $2,787 and $2,744, respectively.

Corporate Information

We were formed in February 2014 in Nevada.  Our subsidiaries consist of Pacific Shore Holdings, Inc., a Delaware corporation, and Pacific Shore Holdings, Inc., a California corporation. Our executive offices are located at 8236 Remmet Avenue, Canoga Park, California 91304 and our telephone number is (818) 349-2870. Our website address is www.MEDX-RX.com.   Information contained on, or accessible through, our website is not a part of this Annual Report on Form 1-K.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this report. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this report.

Overview

 We are a Nevada corporation formed in February 2014 engaged in the business of product development, distribution, and marketing of our products, which currently consist of Nature-Cide®, Thermal-Aid®, and Malibu Brands. On April 16, 2018, we completed the Merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), pursuant to which PSH became our 99% owned subsidiary, on April 16, 2018. We have developed a series of natural “green” branded products under division names Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, janitorial, hospitality, transportation and agriculture, as well as the Cannabis cultivation industry. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed for various ailments and are still in the development stage. We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes high quality media content regarding Cannabis to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and also publishes a daily news video through social and news applications. Med-X also plans, to the extent it is legal to do so, to cultivate high quality custom-bred Cannabis for the medical market to treat such aliments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms.

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Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply products, including Nature-Cide insecticides, pesticides, granular and soil blends to legally operating Cannabis agricultural operators. As these core businesses evolve, and it becomes legal to do so, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry.

We plan to supply products to the agricultural and supply industries, including Nature-Cide® brands such as Nature-Cide’s® Pest Management and All-Purpose formulations, which were licensed to Med-X in perpetuity in 2014 and 2015. We also plan to do the same with our Nature-Cide special insecticidal soil, for which Med-X and Matthew Mills were recently issued a Patent. Nature-Cide® is an all-natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage Cannabis crops. Nature-Cide® is owned, manufactured and distributed by PSH.

Our primary sources of revenue are expected to be revenue from Nature-Cide, Thermal-Aid Malibu Brands products and The Marijuana Times advertising dollars generated from content published on our media outlet, www.marijuanatimes.org, as well as through the sale of industry related merchandise.  Currently the Company’s significant revenue is generated through Nature-Cide and Thermal-Aid. Malibu Brands has been growing steadily since its launch in the second half of 2021, while The MJT Network revenue is currently immaterial. During 2022, Nature-Cide accounted for approximately 42.7% of our revenue, Thermal-Aid accounted for approximately 47.8% of our revenue, Malibu Brands accounted for 9.4% of our revenue and The MJT Network accounted for the remaining 0.1%. Nature-Cide generates its revenue mostly through direct sales to distributors, both domestically and internationally, while Thermal-Aid generates revenue through distribution channels while continuing to increase its sales activity via ecommerce channels.

Revenues are earned from selling products to customers and distributors using (i) the Amazon eCommerce portal other online portals; (ii) our owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. Our earnings process is considered complete upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website, eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners, provided shipment and/or delivery of the purchased products has been made to the customer, with respect to sales processed online; or shipment of the product for sales made to distributors or direct to end user consumers. Revenue from our MJT Network and Malibu brands operations are immaterial to our earnings process and are recorded once the transaction is considered complete.

Management also believes that substantial revenue can be earned from the online sale of Nature-Cide® and other products and services to medicinal use patients who are engaged in legal Cannabis cultivation as well as the Cannabis agricultural business, including indoor greenhouse operations. We may also earn revenue from providing consulting services to other Cannabis industry participants. In the long run, revenue is anticipated from our ongoing product sales as well as planned Cannabis compound identification and extraction system and our planned Cannabis products, assuming it is legal to do so and our research and development of those planned products and services are successful. No revenue is expected from the sale of Cannabis or medicinal Cannabis compounds for medical or recreational use until such sale is legal. Management believes it will eventually see revenue from growing, harvesting and selling high quality, custom-bred Cannabis for the California medical and recreational Cannabis markets.  As a California grower, we will approach other markets that become legally available in the future, if any.

Our operational expenditures are primarily related to development of The Marijuana Times platform, marketing costs associated with getting users to join our network and engage with other users, and the costs related to being a fully reporting company with the SEC. Since its inception in 2015, The Marijuana Times has built a growing network of users. This growth has been aided by the growing use of mobile applications and the popularity of the Cannabis legalization movement among young adults.

Results of Operations

For the Years Ended December 31, 2023 and December 31, 2022

 Revenue. Revenue for the year ended December 31, 2023 was $1,894,784 compared to $1,852,775 for the year ended December 31, 2022. The increase in revenue of $42,009 is attributable to an increase in sales specifically from our Thermal-Aid brand, predominantly as a result of a large increase in online sales, offset by a decline in sales of our Malibu Brands items. Costs of goods sold were $1,641,617 and $1,570,977, respectively in the years ended December 31, 2023 and 2022.

As of December 31, 2023, the Company’s trade accounts receivable was $50,105 from 50 customers. For the year ended December 31, 2023, the Company received 18% of its revenue from one customer; specifically 18% from Target Specialty Products.

As of December 31, 2022, the Company’s trade accounts receivable was $65,373 from 79 customers. For the year ended December 31, 2022, the Company received 32% of its revenue from two customers; specifically 19% from Target Specialty Products 13% from Veseris.

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 Operating Expenses. Operating expenses for the year ended December 31, 2023 were $6,676,536 as compared to $7,603,656 for the year ended December 31, 2022. The decrease in operating expenses is attributable mainly to an decrease in selling and marketing expense as the Company’s online/ecommerce sales marketing platform found additional efficiencies.

Other Income/(Expense). Other income in each of the years ended December 31, 2023 and 2022 was limited to interest expense of $55,127 and $16,687, respectively.

Net Loss. Net loss for the year ended December 31, 2023 was $6,478,496 compared to $7,338,431 for the year ended December 31, 2022. This decrease in net loss is due to a decrease in operating expenses which is attributable mainly to a decrease in selling and marketing expenses, professional fees and personnel related expenses, offset but a slight increase to general and administrative costs. Currently operating costs exceed revenue due to revenue growing at a slower pace than anticipated. We cannot assure when or if revenue will exceed operating costs. Operating expenses for the years ended December 31, 2023 and 2022 include non cash compensation expenses in the form of shares issued for consulting fees valued at $2,081,833 and $1,877,334, respectively.

Liquidity and Capital Resources

We had cash and equivalents of $65,747 and $209,472 at December 31, 2023 and 2022, respectively, the decrease in cash balance at year end is primarily related to additional expenditures in the final quarter of fiscal 2023 related to our ongoing efforts to conclude our IPO and associated legal, audit and other fees. We raised proceeds of $3,989,767 and $3,229,930 from the sale of common stock in the years ended December 31, 2023 and 2022, respectively.

During the year ended December 31, 2023, we used $4,103,260 of cash for operating activities. During the year ended December 31, 2022 we used $4,878,979 of cash for operating activities. A portion of the funds was used to pay general and administrative costs, professional fees and sales and marketing activities.  Noncash operating activities included compensation expenses in the form of shares issued for consulting fees valued at $2,081,833 and $1,877,334, respectively.

Cash provided by financing activities during the year ended December 31, 2023 was $3,959,535. Of this amount, $3,989,767 was related to the issuance of shares of common stock, repayment of principal on debt was $2,202, repayments to a related party promissory note were $3,078 and repayments towards a promissory note were $24,952. Cash provided by financing activities during the year ended December 31, 2022 was $3,769,876. Of this amount, $3,229,930 was related to the issuance of shares of common stock, repayment of principal on debt was $9,694, borrowings from third parties was $30,945, borrowings from related parties was $502,744, and the repurchase of shares sold by an executive officer was $15,951. Since our inception, our capital needs have primarily been funded from net proceeds from private placements and other equity offerings.

Cash used in investing activities was $48,710 in the year ended December 31, 2022 related to the purchase of property and equipment compared to cash provided by investing activities of $0 in the year ended December 31, 2023.

We will have additional capital requirements during the remainder of 2024 and into 2025. We do not expect to be able to satisfy our cash requirements through sales of the Nature-Cide and Thermal-Aid product lines as well as digital media advertising, and therefore we will attempt to raise additional capital through the sale of our common stock. Should we be successful, we believe that the proceeds from a future offering may be sufficient to fund our operations for at least the next 18 months.

The Company entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank on November 27, 2012. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of December 31, 2023 and December 31, 2022, the outstanding balance was $20,635 and $45,587 respectively.  The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing.  The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

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On August 6, 2022, the Company entered into a Line of Credit Agreement with two of its Executive Officers. The line of credit provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit shall be due and payable on the earlier to occur of (a) Event of Default or (b) the effective date the Company lists on a public stock exchange or one year from the Execution Date.  Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit agreement or documentation; material defaults under any term of the Line of Credit which has been noticed and remains uncured for thirty (30) days. On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022 with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the price of an initial offering of our common stock to the public (and “IPO”). In the event Med-X does not consummate an IPO, the original terms of the Note shall apply.  As of December 31, 2023 and December 31, 2022, the Company has drawn $499,666 and $500,000, respectively against the Line of Credit Agreement and had interest payable of $2,787 and $2,744, respectively.

Without the proceeds from proposed additional offerings, we cannot be sure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Critical Accounting Policies

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Updated (“ASU”) ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, “ASC 606”). The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

Through the years ended December 31, 2023 and 2022, the Company generated revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon shipment of the purchased products to the customer with respect to sales processed by third party fulfilment centers and delivery of the product for sales made to distributors or direct to end user. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing product using its eCommerce site on a case-by-case basis and generally will issue replacement product in the limited cases of product returns. Returns by distributors or direct to end user customers are also reviewed on a case-by-case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

Cost of Sales

Cost of sales includes actual product cost, shipping to distribution centers and reseller warehouses, labor, cost of warehousing and allocated overheard, which is applied on a per Unit basis.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

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Item 3. Directors and Officers

Executive Officers and Directors of Med-X

 The following table sets forth the names and ages of all of our directors and executive officers as of the date of this prospectus. Our Board is currently comprised of eight members, who are elected annually to serve for one year or until their successor is duly elected and qualified, or until their earlier resignation or removal. Executive officers serve at the discretion of the Board and are appointed by the Board.

Name	Position	Age	Term of Office

Dr. David E. Toomey	Chief Science Officer	59	Inception to Present (1)

Matthew A. Mills	Chairman of the Board and Chief Executive Officer	59	Inception to Present (1)

Ronald J. Tchorzewski	Director and Chief Financial Officer	73	Inception to Present (1)

Jennifer J. Mills	Director, President and Corporate Secretary	53	Inception to Present (1)

Nick Phillips	Chief Media Officer	40	September 19, 2019 to Present

Dr. Morton I. Hyson(2)	Director	74	April 15, 2015 to Present(1)

Dr. Allan Kurtz(2)	Director	67	April 15, 2015 to Present(1)

Fred Dashiell, Jr. (2)	Director	82	July 1, 2018 to Present(1)

Michael Kuntz(2)	Director	60	October 29, 2021 to Present(1)

__________

(1)

This person serves in the indicated position until the person resigns or is removed or replaced by a duly authorized action of the Board or the shareholders. This person has been in the indicated position with the Company since the Company’s inception in February 2014, or since the date indicated, if not since inception.

(2)	This person is an independent director of the Company.

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David E. Toomey, D.O., A.C.O.F.P., has served as our Chief Science Officer since our inception. Dr. Toomey was a member of our board of directors from our inception until October 21, 2021.  From our inception in February 2014 until October 2021, Dr. Toomey was the Company’s Chief Executive Officer. In October 2021, Dr. Toomey resigned as our Chief Executive Officer and became the Company’s Chief Science Officer. He has been the Executive Vice President and a Director of Pacific Shore Holdings, Inc. since its inception in December 2007. Dr. Toomey is a board-certified family physician specializing in family medicine, geriatric care, and hospice and palliative care for more than twenty years. He has served on the Physician Consultant Board of several Fortune 500 insurance companies, where he was responsible for developing physician practice guidelines. He has participated in numerous phase 3 and 4 study protocols for several multi-national pharmaceutical companies. Dr. Toomey is currently the President of TDP Enterprises, LLC. Medical Group, a position he has held for the last 15 years. Dr. Toomey is a Medical Director for several hospice and palliative care organizations, a position he has held for the last 8 years. He continues to actively practice clinical medicine. Dr. Toomey attended Saint Joseph’s University in Philadelphia, Pennsylvania and graduated in 1991 from the Philadelphia College of Osteopathic Medicine. We believe that Dr. Toomey is qualified to serve as a member of the Board because of his background in science and medicine.

Matthew A. Mills has been our Chairman of the Board, President and Chief Operating Officer since our inception in February 2014 through October 2021.  In October 2021, he resigned as president and Chief Operating Officer and became our Chief Executive Officer. He is also the Chairman, Chief Executive Officer, and President of Pacific Shore, positions he has held since January 2008. From July 2001 to June 2003, Mr. Mills was the Chief Operating Officer of Bidz.com Inc., an online auction company (“Bidz”). He began working for Bidz in 1998 where his responsibilities included operations, banking, marketing, Investor relations, public relations, and business development. In January 2002, Mr. Mills was promoted to the position of Investor Relations Director of Bidz. From March 2001 to January 2002, Mr. Mills was the Vice President of Marketing for Bidz and was responsible for managing all areas of marketing for Bidz. From December 1995 to August 1998, Mr. Mills was a regional manager for Ford Motor Company in Los Angeles, California, where he was responsible for financing documentation, customer service and returned vehicle processing. From November 1993 to November 1995, he owned and operated Imports Plus, a private company that imported floral products from Mexico to Los Angeles, California. From June 1987 to September 1993, Mr. Mills was a wholesale auction manager for Sports Cars West Ltd. located in Reseda and Oceanside, California. Mr. Mills attended the University of Arizona from January 1983 until June 1986, where he concentrated in Psychology and Economics. We believe that Mr. Mills is qualified to serve as a member of the Board because of his extensive business background.

Ronald J. Tchorzewski has been one of our Director and our Chief Financial Officer since our inception in February 2014. He is also the Chief Financial Officer of Pacific Shore, a position he has held since June 2010. Mr. Tchorzewski has over 35 years of experience in financial accounting and reporting. He is currently the owner of CFO Consultancy in Escondido, California. Founded by Mr. Tchorzewski in 2009, CFO Consultancy is an independent consulting service providing chief financial officer level support, including business plan development, capital raising advice, and day-to-day accounting services to start-up and developmental stage companies. From 2008 to 2009, Mr. Tchorzewski was the chief financial officer and corporate controller of TV Magic, Inc., a full service technology company encompassing all aspects of systems design, engineering, procurement of equipment and materials, installation, testing, and maintenance of broadcast quality television, and audio visual installations located in San Diego, California. From 2005 to 2008, he was the chief financial officer and corporate controller of Framemax, Inc., a light gauge steel prefabricated panelized wall systems manufacturer and installer located in Poway, California. From 2003 to 2005, he was the chief financial officer and corporate controller of Skyriver Communications, Inc., a high-speed wireless broadband internet access and Wi-Fi solution provider located in San Diego, California. From 1999 to 2001 he was chief financial officer for Internet Appliance and iPolicy Networks which were startups in the Internet space. From 1996 to 1999 he was chief financial officer for SoloPoint, a consumer telephonic device company which was a publicly traded company. From 1993 to 1996 he was chief financial officer for ULTRADATA Corporation, a financial services software company which he managed through an IPO. From 1987 to 1993 he was Vice President and Corporate Controller for Cadence Design Systems, a public company which is a world leader in Electronic Design Automation software. Mr. Tchorzewski holds a master’s degree in business administration (finance) and a Bachelor of Science degree in business administration (accounting) from Seton Hall University. We believe that Mr. Tchorzewski is qualified to serve as a member of our Board because of his background in finance and accounting.

Jennifer J. Mills has been one of our Directors and our Executive Vice President and Corporate Secretary since our inception in February 2014 and a director and Corporate Secretary of Pacific Shore since January 2011. In October 2021, she was appointed President of the Company. From September 1993 to November 2000, Mrs. Mills worked for McNutt & Taylor, CPAs as a bookkeeper. Her duties included handling accounts payable, accounts receivable, and payroll, reconciling financial and bank statements, preparing month-to-date, quarter-to-date, and year-to-date financial reports, and corresponding with clientele. From June 1992 to September 1993, Mrs. Mills was a member of the accounting department for South Pacific Rehab Services (“SPRS”) in Encino, California. Her responsibilities at SPRS included assisting the Vice President, handling accounts payable, accounts receivable, and payroll and corresponding with therapists and rehab facilities. From March 1990 to June 1992, Mrs. Mills was the office manager of Park Place Management, where she was in charge of all rental agreements, accounts payable, accounts receivable, and payroll. Mrs. Mills received her bachelor’s degree in liberal studies with an emphasis in mathematics from California State University, Northridge in 1994. We believe that Ms. Mills is qualified to serve as a member of our Board because of her accounting background and knowledge of the Company.

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Nick Phillips has been our Chief Media Officer since September 19, 2019. In 2010, Mr. Phillips became the Digital Marketing Director of Pacific Shore, and in 2015, our Vice President of Business Development. Before working for Pacific Shore, Mr. Phillips started a boutique digital marketing agency called Bloczone that managed local and corporate business digital marketing efforts. From 2005 to 2009, Mr. Phillips worked in Hollywood at GMT Studios and Raleigh Studios. It was there that he worked on numerous film, television, and commercial productions. Nick holds a bachelor’s degree in English from Michigan State University.

Dr. Allan Kurtz has been one of our directors since April 15, 2015 and a director of Pacific Shore since January 2011. Dr. Kurtz is board certified in internal medicine and has owned and operated Allan Kurtz, a Professional Medical Corporation, since 1986. Dr. Kurtz received his medicine doctor degree from the College of Health Sciences in Des Moines, Iowa in 1980 and completed a rotating internship and an internal residency at Botsford General Hospital in Farmington Hills, Michigan in 1984. Since 1986, Dr. Kurtz has been the Medical Director of Warner Medical Center and the California Center of Longevity Medicine. He is also a long time member of the American Osteopathic College of Internal Medicine.  We believe that Dr. Kurtz is qualified to serve as a member of our Board of because of his background in medicine.

Dr. Morton I. Hyson has been one of our directors since April 15, 2015. Since November 1990, Dr. Hyson has been in private practice as a Board Certified Neurologist in Las Vegas, Nevada. He is also a Clinical Assistant Professor at Touro University in San Francisco, California, where he has been teaching since September 2000. He also serves as a Clinical Associate Professor at the University of Nevada, School of Medicine, where he has been teaching since October 1993. He was a Neurologist in private practice in Arlington, Texas from 1983 until 1990, where he also served as a Clinical Associate Professor at the University of Texas, Southwestern Medical School in Dallas, Texas from October 1983 until October 1990. Dr. Hyson also served as the Medical Director of the Muscular Dystrophy Association in Las Vegas, Nevada from September 1991 until June 1993. Dr. Hyson earned a Bachelor of Arts in Music in 1992 from the Cleveland Institute of Music, Case Western Reserve University, after attending the University of Michigan from 1967 to 1969 in pre-medical studies. From 1972 until 1974, Dr. Hyson attended Cincinnati Conservatory of Music, where he studied Opera. Dr. Hyson returned to his medical studies in 1974 when he attended Columbia University from September 1974 until May 1975. He earned his M.D. from Wayne State University School of Medicine in 1979, and was an Intern in Internal Medicine at Sinai Hospital of Detroit from 1979 until 1980. Dr. Hyson did his Neurology Residency at McGill University, Montreal Neurological Hospital from 1980 to 1983. He is certified by the American Board of Psychiatry and Neurology and the National Board of Medicine Examiners. His professional affiliations include the American Medical Association, the American Academy of Neurology, the American Academy of Neurological and Orthopedic Surgeons, the American Headache Society, the Clark County Medical Society, the Nevada State Medical Association and the Conroe Regional Medical Center. Dr. Hyson is the inventor and grantee of three patents in the medical field issued by the United States Office of Patents and Trademarks, which he has licensed to Pacific Shore. We believe that Dr. Hyson is qualified to serve as a member of our Board of because of his background in medicine.

Fred Dashiell, Jr. has been a director of Pacific Shore since June 2011. Mr. Dashiell has been an adjunct professor at Chapman University in Orange, California since 2010 and a visiting scholar at the University of California at Los Angeles in Los Angeles, California since 2007. From 2000 to 2009, he was a senior computer scientist at MindBox, Inc., a software technology company located in Greenbrae, California. From 1995 to 2000, Mr. Dashiell was a computer scientist at Brightware, Inc., an artificial intelligence company located in Novato, California. From 1984 to 1995, Mr. Dashiell worked and consulted for Inference Corporation, a software technology company. From 1981 to 1984, he was a principal member of the technical staff of Citicorp, Transaction Technology, Inc. From 1977 to 1981, Mr. Dashiell was a senior research scientist with R and D Associates. From 1975 to 1977, Mr. Dashiell was a Bateman research Instructor in mathematics at the California Institute of Technology. From 1973 to 1975, he was an adjunct assistant professor in mathematics at the University of California at Los Angeles in Los Angeles, California. Mr. Dashiell received a Bachelor of Science degree in physics from the University of North Carolina at Chapel Hill in 1963 and a Ph.D. in mathematics from the University of California at Berkeley in 1973.

Michael J Kuntz. has been one of our directors since October 29, 2021.  Mr. Kuntz is currently Managing Director of Young America Capital, a boutique investment bank focused exclusively on middle- market growth companies, a position that he has held since 2016.   For the last 32 years, he has worked exclusively with middle market and start-up growth companies, both as an investment banker and as Chief Financial Officer/Chief Operating Officer. From 1989-1999, he worked at Pacific Growth Equities,  Ferris, Baker Watts and Pennsylvania Merchant Group where he raised over $1.2 billion for companies in the technology, healthcare, medical devices and consumer products industries. From 1999-2005,  he worked on the operational side as CFO/COO for 2 start-up technology companies, CyberAction, a developer of digital collectable cards and Wet Electrics/Cyberaction a developer of video integration software targeted at the theatrical community. In 2000, he founded Cirrus Digital, a broadband deliver company focused on providing internet protocol based cable television services over legacy copper wire infrastructure.  In 2006, he joined ROGO Capital, as Head of Investment Banking.  He received his MBA from the Fuqua School of Business at Duke University and is B.S. in finance. We believe that Mr. Kuntz is qualified to serve as a member of our Board because of his executive and management experience.

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Family Relationships and Other Arrangements

Jennifer Mills, our President and Corporate Secretary, is the spouse of Matthew Mills, our Chairman and Chief Executive Officer.

Other than as set forth above, there are no familial relationships or arrangements or understandings between or among our executive officers and directors pursuant to which any director or executive officer was or is to be selected as a director or executive officer.

Involvement in Certain Legal Proceedings

To our knowledge, during the last ten years, except as set forth below, none of our directors, executive officers (including those of our subsidiaries), promoters or control persons have:

•	had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses;

•

been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

•

been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated; and

•

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

The Company was previously subject to a temporary suspension from the SEC and Cease and Desist orders from two state agencies.

On November 3, 2015, we were declared qualified by the SEC for our proposed crowdfunding offering of common stock under the revised SEC Regulation A+ rules.  After amending the proposed crowdfunding offering, we were requalified by the SEC in February 2016 and then launched our Regulation A+ offering.  While conducting this offering, we have been subject to the SEC reporting requirements under these regulations.  We miscalculated our initial requirements for filing an annual Form 1-K report based on this 2016 requalification date and not the original date.  On September 2, 2016, we received notice from the SEC that we had failed to meet the Form 1-K deadline of April 30, 2016.  On the next business day, September 6, 2016, we notified the SEC of the mistake and that we would get the report filed as fast as possible which we anticipated to be two to three weeks, as the SEC estimates that the preparation of a Form 1-K reports require approximately 600 hours to complete.  We filed the Form 1-K report on September 19, 2016.  Unfortunately, the SEC had issued a temporary suspension order on September 16, 2016, which we did not receive until after our 1-K filing.  As such, we then terminated the offering and requested that the SEC lift the temporary suspension.

Despite filing the report, the SEC decided not to lift the temporary suspension and instead pursued an administrative proceeding to make the suspension of our Regulation A+ offering permanent due to (i) the late filing and (ii) the fact that shares were sold pursuant to the qualified offering during the period when the filing was delinquent.  We opposed the SEC’s request for a permanent suspension and sought to vacate the temporary order via an administrative proceeding before an SEC Administrative Law Judge Jason S. Patil.  Hearings on the matter were held on January 10, 2017 and January 25, 2017 and a post-hearing briefing was submitted thereafter.  On May 8, 2017, Judge Patil found in favor of Med-X, granting Med-X’s request to vacate the temporary order and denying the SEC’s request for a permanent suspension.  The SEC declined to appeal the decision and thereafter issued an order, dated August 24, 2017, declaring Judge Patil’s Decision final and effective.

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Since five years have passed since the violation and there is no pending or active case, we are no longer subject to any further enforcement action for this inadvertent failure to timely file the Form 1-K. While we terminated our Reg A offering in August 2022, we must still abide by the SEC Regulation A+ filing rules. This past inadvertent failure to timely file a Form 1-K may be taken into account in any potential future actions alleging violations of SEC rules.

In addition to SEC regulations, while selling our common stock we are also subject to the rules and regulations of state agencies which regulate sales of securities in their states. In the past, our company, officers and a subsidiary have been notified of alleged state securities violations as described in detail below.

Settlement Agreement with the California Department of Business Oversight

In May 2017, the Company was verbally informed by the DBO that a former employee of the Company, Arthur Avanesov, had been the subject of a Desist and Refrain Order by the DBO in July 2010 (the “Order”). We had no knowledge of the Order when we hired him on April 1, 2015. Thus, the Company did not have knowledge of Mr. Avanesov’s past hearing decision or final order.

Initially, the DBO requested that we consent to an order covering the omission of Mr. Avanesov’s Order in our disclosure documents. We declined because we did not believe it was legally required (he was not an officer or director), we were unaware of the Order, and we could demonstrate reasonable care in conducting our due diligence of Mr. Avanesov. We also refused to consent to any adverse order by the DBO because we did not want to risk triggering SEC disqualification from the exemptions under Regulation A+ or Regulation D for being deemed a “bad actor” pursuant to Rules 262 and 506 under these regulations.

The Company and the DBO continued to discuss the merits of the matter. The DBO eventually indicated it was not their intent to trigger any “bad actor” disqualification, and that litigating the matter would be time-consuming, costly and uncertain given the facts we had presented. No formal case or complaint was ever filed. Instead, on September 4, 2017, a voluntary settlement agreement (the “Settlement Agreement”) was entered into by the Company, its officers and directors and the DBO, avoiding any order being issued by the DBO. In the Settlement Agreement, the Company agreed not to violate Section 25401 of the California Corporations Code, which governs disclosures in selling securities within California. The Settlement Agreement became effective on September 6, 2017 when it was signed by the DBO Commissioner.

Administrative Order and Settlement with State Securities Commissions

On August 7, 2013, the California Department of Business Oversight (the “DBO”) issued a Desist and Refrain Order (the “DBO Order”) against Pacific Shore and Mr. Mills. The DBO Order asserted that in June 2011, the respondents had offered shares from the State of California by calling a person with whom they did not have a pre-existing relationship. Respondents believe that this DBO Order stems from the same call as the Pennsylvania Summary Order which was rescinded. The DBO Order stated that the respondents were to desist and refrain from further offer or sale of securities in the State of California until qualification is made or unless the offer and sale are exempt from qualification. In September 2013 Pacific Shore and Mills filed for a hearing to appeal the DBO Order. In October 2013 Pacific Shores filed a new 506(c) offering enabled through the Jobs Act, which now permits such offering participants to generally solicit without a pre-existing relationship. As such, as a matter of law, Pacific Shore had come into compliance with the Order. Consequently, the DBO and respondents moved to drop the appeal hearing and removed the matter from the administrative court calendar as no further enforcement or defense was necessary.

Board Leadership Structure and Role in Risk Oversight

The Board, as a unified body and through its committee participation, will organize the execution of its monitoring and oversight roles and does not expect the Chairman to organize those functions. Our primary rationale for separating the positions of Chairman and CEO is the recognition of the time commitments and activities required to function effectively as the Chairman and as the CEO of a company with a relatively flat management structure. The separation of roles has permitted the Board to recruit senior executives into the CEO position with skills and experience that meet the Board’s planning for the position, some of which such individuals may not have extensive public company board experience.

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The Board has three standing committees: Audit, Compensation and Corporate Governance/Nominating. The membership of each of the committees of the Board is comprised of independent directors, with each of the committees having a chairman, each of whom is an independent director. The charter of each committee is to be adopted effective as of the effective date of a registration statement on Form S-1 filed with the Securities and Exchange Commission.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. Management is responsible for the day-to-day management of the risks we face, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board is responsible for ensuring that the risk management processes designed and implemented by management will be effective.

The Board believes that establishing the right “tone at the top” and that full and open communication between executive management and the Board are essential for effective risk management and oversight. Our CEO communicates frequently with members of the Board to discuss strategy and challenges facing our company. Each quarter, the Board will receive presentations from senior management on matters involving our key areas of operations.

Director Independence

 Our Board currently consists of seven directors. Dr. Hyson, Dr. Kurtz and Fred Dashiell, Jr., and Michael Kuntz are “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our Board in the future, to serve on our planned committees.

Audit Committee

Effective October 29, 2021, we have a separately designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee’s responsibilities include, among other things: (i) selecting and retaining an independent registered public accounting firm to act as our independent auditors, setting the compensation for our independent auditors, overseeing the work done by our independent auditors and terminating our independent auditors, if necessary, (ii) periodically evaluating the qualifications, performance and independence of our independent auditors, (iii) pre-approving all auditing and permitted non-audit services to be provided by our independent auditors, (iv) reviewing with management and our independent auditors our annual audited financial statements and our quarterly reports prior to filing such reports with the SEC including the results of our independent auditors’ review of our quarterly financial statements, and (v) reviewing with management and our independent auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements. The charter of the Audit Committee to be adopted effective as of the effective date of a registration statement on Form S-1 filed with the Securities and Exchange Commission.

The Audit Committee consists of three members: the chairman and financial expert of the Audit Committee and two independent directors. Under the applicable rules and regulations of Nasdaq, each member of must be considered independent in accordance with Nasdaq Listing Rule 5605(c)(2)(A)(i) and (ii) and Rule 10A-3(b)(1) under the Exchange Act. The Board has determined that each of the members is “independent” as that term is defined under applicable Nasdaq and SEC rules.

Compensation Committee

Effective October 29, 2021, we have a separately designated compensation committee (the “Compensation Committee”). The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to the compensation of our directors and executive officers. The Compensation Committee has responsibility for, among other things, (i) recommending to the Board for approval the overall compensation philosophy for our company and periodically reviewing the overall compensation philosophy for all employees to ensure it is appropriate and does not incentivize unnecessary and excessive risk taking, (ii) reviewing annually and making recommendations to the Board for approval, as necessary or appropriate, with respect to our compensation plans, (iii) based on an annual review, determining and approving, or at the discretion of the Compensation Committee, recommending to the Board for determination and approval, the compensation and other terms of employment of each of our officers, (iv) reviewing and making recommendations to the Board with respect to the compensation of directors, (v) overseeing our regulatory compliance with respect to compensation matters, (vi) reviewing and discussing with management, prior to the filing of our annual proxy statement or annual report on Form 10-K, our disclosure relating to executive compensation. The Compensation Committee has the power to form one or more subcommittees, each of which may take such actions as may be delegated by the Compensation Committee.

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The charter of the Compensation Committee will grant the Compensation Committee authority to select, retain, compensate, oversee and terminate any compensation consultant to be used to assist in the evaluation of director, chief executive officer, officer and our other compensation and benefit plans and to approve the compensation consultant’s fees and other retention terms. The Compensation Committee is directly responsible for the appointment, compensation and oversight of the work of any internal or external legal, accounting or other advisors and consultants retained by the Compensation Committee. The Compensation Committee may also select or retain advice and assistance from an internal or external legal, accounting or other advisor as the Compensation Committee determines to be necessary or advisable in connection with the discharge of its duties and responsibilities and will have the direct responsibility to appoint, compensate and oversee any such advisor. The charter of the Compensation Committee to be adopted effective as of the effective date of a registration statement on Form S-1 filed with the Securities and Exchange Commission.

The Compensation Committee consists of two independent members. The Board has determined that all of the members are “independent” under Nasdaq Listing Rule 5602(a)(2) and applicable SEC rules.

Corporate Governance/Nominating Committee

Effective October 29, 2021 we have, a corporate governance/nominating committee (the “Governance/Nominating Committee”), which has responsibility for assisting the Board in, among other things, (i) effecting Board organization, membership and function, including identifying qualified board nominees, (ii) effecting the organization, membership and function of the committees of the Board, including the composition of the committees of the Board and recommending qualified candidates for the committees of the Board, (iii) evaluating and providing successor planning for the chief executive officer and our other executive officers, (iv) identifying and evaluating candidates for director in accordance with certain general and specific criteria, (v) developing and recommending to the Board Corporate Governance Guidelines and any changes thereto, setting forth the corporate governance principles applicable to us, and overseeing compliance with the our Corporate Governance Guidelines, and (vi) reviewing potential conflicts of interest involving directors and determining whether such directors may vote on issues as to which there may be a conflict. The Governance/Nominating Committee is responsible for identifying and evaluating candidates for director. Potential nominees are identified by the Board based on the criteria, skills and qualifications that are deemed appropriate by the Governance/Nominating Committee. The Governance/Nominating Committee believes that candidates for director should have certain minimum qualifications, including high character and integrity, an inquiring mind and vision, willingness to ask hard questions, ability to work well with others, freedom from conflicts of interest, willingness to devote sufficient time to the Company’s affairs, diligence in fulfilling his or her responsibilities and the capacity and desire to represent the best interests of the Company and our stockholders as a whole and not primarily a special interest group or constituency. While our nominating criteria does not prescribe specific diversity standards, the Governance/Nominating Committee and its independent members seek to identify nominees that have a variety of perspectives, professional experience, education, difference in viewpoints and skills, and personal qualities that will result in a well-rounded Board. The charter of the Governance/Nominating Committee to be adopted effective as of the effective date of a registration statement on Form S-1 filed with the Securities and Exchange Commission.

The Governance/Nominating Committee consists of two members: Michael Kuntz (chairperson of the committee) and Fred Dashiell. The Board has determined that all of the members are “independent” under Nasdaq Listing Rule 5605(a)(2) and applicable SEC rules.

Code of Business Conduct and Ethics

Upon the effective date of a proposed registration statement on Form S-1 filed with the Securities and Exchange Commission we intend to adopt a formal Code of Business Conduct and Ethics applicable to all Board members, officers and employees. Our Code of Business Conduct and Ethics will be found on our website medx-rx.com when available. We intend to disclose any future amendments to our Code of Business Conduct and Ethics, or any waivers of such code, on our website or in public filings. As of the date of this report the Code of Business Conduct and Ethics has not yet been adopted.

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EXECUTIVE COMPENSATION

Summary Compensation Table

             During the Company’s fiscal years ended December 31, 2023, and 2022, we paid the following aggregate salaries to our current executive officers:

Name and Principal Position	Year	Salary(1) ($)	Non-Equity Incentive Plan Compensation ($)	Option Awards ($)	Stock Awards ($)	Total ($)

Dr. David Toomey,	2023	-	-	-	-	0
Chief Science Officer	2022	-	-	-	-	0

Matthew A. Mills,	2023	390,625	16,897	-	-	407,522
Chief Executive Officer	2022	359,375	28,773	-	-	388,148

Ronald J. Tchorzewski	2023	234,375	-	-	-	234,375
Chief Financial Officer	2022	215,625	-	-	-	215,625

Jennifer J. Mills,	2023	197,917	-	-	-	197,917
President and Corporate Security	2022	182,083	-	-	-	182,083

Nick Phillips	2023	190,000	-	-	-	190,000
Chief Media Officer	2022	190,000	-	-	-	190,000

(1)

The figures in the above table include compensation paid in 2023 and 2022 and therefore reflect the salary reductions made in 2022 due to COVID-19. The Company returned to pre-COVID-19 salary levels for 2023.

___________

Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date.

Stock Option Plan

On May 2, 2016, the Company adopted its 2016 Stock Incentive Plan (the “Plan”). The Plan allows the Company to offer an option or a share purchase right to an employee, director, consultant or a member of the Board. Under the Plan, the maximum number of shares that may be issued will not exceed 10,000,000. The term of the option will not exceed 10 years from the date of grant. As of December 31, 2023 and 2022, there are a total of 3,965,000 stock options outstanding. The exercise price of the stock options is $0.60 per share for 2,680,000 of them, $0.66 per share for 1,000,000 and $0.80 per share for 285,000 of them.

The fair market value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period:

(1)	Risk-free interest rate - Risk-free interest rate was based on the US Treasury bond yield for a similar duration, as of the day of grant.

(2)	Volatility - Volatility was based on the volatility of the Company, analyzed over historical weekly share prices for one year immediately prior to the day of grant.

(3)	Dividend yield - Dividend yield was estimated by the Company based on its expected dividend policy over the contractual life of the options.

(4)	Fair value of the ordinary shares - When estimating the fair value of the ordinary shares on the grant dates, management used the pricing in the most recent financing activities.

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OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes the total outstanding equity awards as of December 31, 2023, for each Named Executive Officer:

Option awards
Named Executive Officers	Number of securities underlying unexercised options (#) exercisable	Option exercise price ($)	Option expiration date
Dr. David Toomey	500,000	$0.60	5/1/2026

Ronald Tchorzewski	500,000	$0.60	5/1/2026

Matthew Mills	500,000	$0.66	5/1/2026

Jennifer Mills	500,000	$0.66	5/1/2026

Nick Phillips	400,000	$0.60	5/1/2026

The following is a summary of the Company’s stock option activity for the periods ended December 31, 2023 and December 31, 2022:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price

Outstanding at December 31, 2021	3,965,000	$0.631
Granted	-	-
Canceled	-	-
Exercised	-	-
Outstanding at December 31, 2022	3,965,000	$0.631
Exercisable at December 31, 2022	3,751,250	$0.620
Granted	-	-
Canceled	-	-
Exercised	-	-
Outstanding at December 31, 2023	3,965,000	$0.631
Exercisable at December 31, 2023	3,893,750	$0.626

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The number and weighted average exercise prices of all options outstanding as of December 31, 2023 are as follows:

Options Outstanding
			Weighted
		Weighted	Average
	Number	Average	Remaining
	Outstanding	Exercise	Contractual Life
Exercise Price	December 31, 2023	Price	(Years)
$0.80	285,000	$0.80	7.66
$0.66	1,000,000	$0.66	2.34
$0.60	2,680,000	$0.60	2.38
	3,965,000	$0.62	2.75

Unamortized compensation expense associated with unvested options is $13,284 as of December 31, 2023. The weighted average period over which these costs are expected to be recognized is approximately 2 years.

The aggregate intrinsic value of the options as of December 31, 2023 and December 31, 2022 is $0.

Director Compensation

We currently do not pay our directors any compensation for their services as Board members. Upon completion of a future offering, we plan to pay our non-employee directors $100 per Board meeting attended in person or telephonically. In addition, we plan to compensate members of the Board committees as follows: (i) each member of the audit committee will receive $100 per meeting, (ii) each member of the compensation committee will receive $100 per meeting and (iii) each member of the compensation and governance committee will receive $100 per meeting.

Amendment of Certificate of Incorporation and Bylaws

Under the Nevada law, a corporation’s certificate of incorporation can be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. Our Certificate of Incorporation, as amended, does not require a larger percentage affirmative vote. As is permitted by Nevada law, our bylaws give our board of directors the power to adopt, amend or repeal our bylaws. Our shareholders entitled to vote have concurrent power to adopt, amend or repeal our bylaws.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth information regarding beneficial ownership of our common stock as of December 31, 2023:

•	each of our directors and the named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; and

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

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Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person’s spouse. Percentage of beneficial ownership is based on 225,816,175 shares of common stock outstanding as of December 31, 2023, plus the voting power of the outstanding Series A Preferred Stock owned by our Chairman, and Chief Executive Officer as of December 31, 2023. Unless otherwise noted below, the address of each person listed on the table is c/o Med-X, Inc., 8236 Remmet Avenue, Canoga Park, California 91304.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned		Shares of Series A Preferred Stock		Percentage Owned)
Matthew Mills, Chairman, and Chief Executive Officer	187,051,052	(1)(3)	10,000	(10)	54.8%
Ronald Tchorzewski, Chief Financial Officer and Director	5,000,000	(4)			2.2%
Jennifer Mills, President, Corporate Secretary and Director		(2)(3)			(2	)(3)
Dr. David Toomey, Chief Science Officer	4,016,195	(5)			1.8%
Nick Phillips, Chief Media Officer (9)	*				*
Dr. Allan Kurtz, Director (6)	1,500,000				0.7%
Dr. Morton I. Hyson, Director (7)	*				*
Fred Dashiell, Jr., Director (8)	75,000				*
Michael Kuntz, Director (10)	*				*

All directors and executive officers as a group	197,642,247				59.5%
(Nine (9) persons)

________

*Indicates beneficial ownership of less than 1%.

(1)

Reflects 10,000 shares of Series A Preferred Stock owned by Matthew Mills conferring on him the right to vote 51% of the total outstanding shareholder voting power (173,901,036 voting shares as of December 31, 2023), plus 13,150,016 shares of outstanding voting common stock owned by him. These shares are owned jointly with Jennifer Mills, the wife of Matthew Mills, under applicable community property laws.

(2)	Jennifer Mills is the wife of Matthew Mills and may be deemed to be a beneficial owner of the shares of our common stock owned by him.
(3)	Does not include vested stock options to purchase up to 500,000 shares of the Company’s common stock at an exercise price of $0.66 per share, exercisable until May 2, 2026.
(4)	Does not include vested stock options to purchase up to 500,000 shares of the Company’s common stock at an exercise price of $0.60 per share, exercisable until May 2, 2026.
(5)	Does not include vested stock options to purchase up to 500,000 shares of the Company’s common stock at an exercise price of $0.60 per share, exercisable until May 2, 2026.
(6)	Does not include vested stock options to purchase up to 50,000, shares of the Company’s common stock at an exercise price of $0.60 per share, exercisable until May 2, 2026.
(7)	Does not include vested stock options to purchase up to 30,000 shares of the Company’s common stock at an exercise price of $0.60 per share, exercisable until May 2, 2026.
(8)

Mr. Dashiell was granted 50,000 options to purchase the Company’s common stock at an exercise price of $0.60 per share in July 2018 when he accepted a position on the Board. These options vest 25% on the first anniversary of his Board appointment and 25% annually on his anniversary date over the remaining three years of the term of the options, exercisable until June 30, 2028.

(9)	Does not include vested stock options to purchase up to 400,000 shares of the Company’s common stock at an exercise price of $0.60 per share, exercisable until May 2, 2026.
(10)

Mr. Kuntz was granted 50,000 options to purchase the Company’s common stock at an exercise price of $0.80 per share in October 2021 when he accepted a position on the Board. These options vest 25% on the first anniversary of his Board appointment and 25% annually on his anniversary date over the remaining three years of the term of the options, exercisable until October 30, 2031.

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Item 5. Interest of Management and Others in Certain Transactions

Policies for Approval of Related Party Transactions

Our Board reviews and approves transactions with directors, officers and holders of 5% or more of our voting securities and their affiliates, or each, a related party. The material facts as to the related party’s relationship or interest in the transaction are disclosed to our Board prior to their consideration of such transaction, and the transaction is not considered approved by our Board unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

Related Person Transaction Policy

We have not had a formal policy regarding approval of transactions with related parties. We expect to adopt a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or one percent of our total assets at year-end for our last two completed fiscal years. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our Board, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of conduct, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our Board, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;
•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;
•	the availability of other sources for comparable services or products; and
•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our Board, determines in the good faith exercise of its discretion.

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 Related Party Transactions

On April 18, 2018, Mr. Mills, in connection with the Merger of PSH and Med-X, exchanged 48,164,149 of his shares of the Company’s common stock for shares of our Series A Preferred Stock.

Mr. Mills received an advance from the Company in the amount of $57,711 which, as of December 31, 2021, was repaid from the proceeds of additional sales of shares of the Company’s common stock by Mr. Mills.

During the years ended December 31, 2022 and 2021, the Company purchased and resold 105,497 and 163,200 shares of its common stock, respectively, from its CEO, Matthew Mills for cash of $84,398 and $130,560, or $0.80 per share. In year 2022, the fair market value of 24,541 of the repurchased shares was $0.15, as determined by an independent valuation report; the fair market value of the remaining 80,956 shares repurchased was $0.80 per share. In year 2021, the fair market value of 163,200 shares was $0.15, as determined by an independent valuation report. The Company recorded share-based compensation in consideration of the purchase price of the shares in excess of fair market value of $15,952 and $106,080 in the years ended December 31, 2022 and 2021. There were no shares purchased from Mr. Mills for resale in the year ended December 31, 2023.

The Company leases and shares office space with Pacific Shore on a five-year lease basis for our executive offices. The Company also has a five-year lease at no cost, except payment of utility costs, for a 600 square foot cannabis research and cultivation center. The building is owned by our Chief Executive Officer, and the cultivation center and related equipment are owned by the Company. Imputed annual rental costs of $736 in respect to the related party lease are reflected in our statement of stockholders’ equity as additional paid in capital.

The Company has been granted a license in perpetuity for the existing patents and trademarks held by Mr. Mills, our chairman. Additionally, one of our directors, Dr. Hyson, has granted us an exclusive license for his patents for Thermal-Aid and Malibu Brands Pain Relief Cream. Dr. Hyson receives a 5% royalty for product sales related to his patented and related products. Since inception through December 31, 2023, Dr. Hyson has received a cumulative total of $24,831 and have accrued royalties of $870 as of December 31, 2023.

Mark Richardson of the law firm Richardson & Associates, a shareholder of the Company, provides legal services for the Company’s SEC reporting and compliance activities. During the years ended December 31, 2022 and 2021, Mr. Richardson invoiced the Company $11,000 and $60,705, respectively. There were no additional invoices incurred during the year ended December 31, 2023.

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with two of its executive officers. The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date. Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days.

On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022 with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the IPO price. In the event Med-X does not consummate an IPO, the original terms of the Note shall apply.

As of December 31, 2023 and December 31, 2022, the Company has drawn $499,666 and $500,000, respectively against the Line of Credit Agreement and had interest payable of $2,787 and $2,744, respectively.

Item 6. Other Information

Recent Sales of Unregistered Securities

On October 26, 2022, the Company filed a Private Placement Memorandum for accredited investors only. This offering was for 30,000,000 shares of common stock at $0.10 per share for a total of $3,000,000 or $3,450,000 if the over-allotment option was exercised. This offering was completed, including the exercise of an over-allotment option, on May 5, 2023. On May 6, 2023, the Company filed a new Private Placement Memorandum for accredited investors only. This offering was for 30,000,000 shares of common stock at $0.10 per share for a total of $3,000,000 or $3,450,000 if the over-allotment option was exercised.

33

During the year ended December 31, 2023, the Company sold 50,025,000 shares of common stock at $0.10 per share in its private placement. The Company received net proceeds of 3,989,767 from this offering.

During the year ended December 31, 2023, the Company also issued 20,818,333 shares of common stock for consulting services which were valued at $2,081,833.

During the year ended December 31, 2022, the Company issued 1,213,209 shares of common stock at $0.80 per share under its second Regulation A+ Offering and resold 105,497 shares of common stock at $0.80 per share which had been previously issued to one of its Executive Officers.

The Company also sold 3,473,533 shares of common stock at $0.60 per share under a private placement in the year ended December 31, 2022.

The Company also sold 10,715,000 shares of common stock at $0.10 per share under a private placement in the year ended December 31, 2022.

The Company received net proceeds of $3,229,930 from the offerings conducted in the year ended December 31, 2022.

During the year ended December 31, 2022, the Company also issued 2,346,667 shares of common stock for consulting services which were valued at $1,877,334.

Between January 1, 2024, and May 15, 2024, the Company sold 20,840,000 shares of common stock at $0.10 per share in its private placement. The Company received net proceeds of $1,738,850.

Between January 1, 2024, and May 15, 2024, the Company issued 20,640,000 shares of common stock to several consultants for consulting services provided in the period, which were valued at $2,064,000 and expensed.

Acquisition of Equity Method Investee

The Company is currently negotiating for the acquisition of a minimum 49% equity interest in Napco Painting Contractors, Inc. (“Napco”). Refer to Recent Developments above.

Other Events

On August 11, 2023, the Company entered into an Engagement with Maxim Group LLC to act as the Lead Underwriter and sole book running manager in connection with the Company’s proposed initial public offering. This is after R.F. Lafferty withdrew as Lead underwriter.

On September 25, 2023, Med-X executed a Distribution Agreement (the “Distribution Agreement”) with Ensystex Australasia PTY LTD (Ensystex). Pursuant to the terms and conditions of the Agreement, Med-X granted Ensystex the exclusive right to purchase, use, distribute, sell, market and promote certain products of Med-X in certain foreign countries. The products shall be sold to Ensystex on prices agreed to on a case-by-case basis. The Distribution Agreement has an initial term of five years, provided, that either party may terminate the Distribution Agreement upon ninety (90) days written notice. Refer to Recent Developments above.

Our Board has approved a 1-for-16 reverse stock split of our outstanding common stock. The Company will implement the reverse stock split immediately prior to the effective time of a proposed Reg CF becoming effective with the Securities and Exchange Commission. The Company has retained the services of DealMaker Securities LLC (the "Intermediary") to facilitate the CF Offering. The Intermediary will be entitled to receive fees related to the purchase and sale of the Securities. Refer to Recent Developments above.

34

Item 7. Financial Statements

MED-X, INC.

Audited Consolidated Financial Statements

Years Ended December 31, 2023 and 2022

35

36

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Med-X, Inc.

Canoga Park, California

Opinion

We have audited the consolidated financial statements of Med-X, Inc., which comprise the consolidated balance sheets as of December 31, 2023 and December 31, 2022, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Med-X, Inc. as of December 31, 2023 and December 31, 2022, and the result of its consolidated operations and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 14, certain conditions indicate that the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of Med-X, Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Med-X, Inc.’s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

37

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Med-X, Inc.’s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Med-X, Inc.’s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

June 4, 2024

Los Angeles, California

38

MED-X, INC. Consolidated Balance Sheets

As of December 31,	2023	2022
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & Cash Equivalents	$65,747	$209,472
Accounts Receivable, net	50,105	65,373
Inventory	536,241	770,453
Prepaids and Other Current Assets	80,290	146,710
Total Current Assets	732,383	1,192,008

Property and Equipment, net	30,955	44,881
Right-of-Use Asset	521,862	804,142
Intangible Assets	5,504	7,304
Security Deposit	54,624	54,624
Total Assets	$1,345,328	$2,102,959

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$667,460	$602,030
Credit Cards	75,851	87,086
Current Portion of Loans and Notes	-	2,202
Accounts payable and accrued liabilities, related party	-	84,398
Line of Credit	20,635	45,587
Line of Credit Agreement, related party	499,666	502,744
Current Portion of Lease Liability	339,524	278,563
Total Current Liabilities	1,603,136	1,602,610

Lease Liability, net of current portion	282,293	640,802
Total Liabilities	1,885,429	2,243,412

STOCKHOLDERS' EQUITY
Common Stock: $0.001 par value, 300,000,000 shares authorized. 225,816,175 and 154,972,842 shares issued and outstanding as of December 31, 2023 and 2022, respectively.	225,816	154,973
Preferred Stock: 10,000,000 authorized, $0.001 par value; Series A Preferred Stock: 10,000 shares authorized, issued and outstanding	10,000	10,000
Additional Paid in Capital	50,589,325	44,581,320
Accumulated Deficit	(51,365,242)	(44,886,746)
Total Stockholders' Equity	(540,101)	(140,453)
Total Liabilities and Stockholders' Equity	$1,345,328	$2,102,959

See accompanying notes to consolidated financial statements.

39

MED-X, INC. Consolidated Statements of Operations

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)
Net Revenue	$1,894,784	$1,852,775
Cost of Goods Sold	1,641,617	1,570,977
Gross Profit	253,167	281,798

Operating Expenses:
General and Administrative	5,587,807	5,835,147
Sales and Marketing	1,088,729	1,768,509
Total Operating Expenses	6,676,536	7,603,656

Operating Loss	(6,423,369)	(7,321,858)

Interest Expense	55,127	16,687
Other Loss/(Income)	-	(114)
Loss Before Provision for Income Taxes	(6,478,496)	(7,338,431)
Provision/(Benefit) for income taxes	-	-
Net Loss	$(6,478,496)	$(7,338,431)

See accompanying notes to consolidated financial statements.

40

MED-X, INC. Consolidated Statements of Changes in Stockholders’ Equity

					Additional		Total
					Paid In	Accumulated	Stockholders'
	Common Stock		Preferred Shares		Capital	Deficit	Equity
(in, $US)	Shares	Amount	Shares	Amount
Balance—December 31, 2021	137,224,433	$137,224	10,000,000	$10,000	$39,468,322	$(37,548,315)	$2,067,231
Stock Based Compensation for Consulting Services	2,346,667	2,347	-	-	1,874,987	-	1,877,334
Issuance of Common Stock for Cash, net of offering costs	15,401,742	15,402	-	-	3,214,528	-	3,229,930
Shares Repurchased	(105,497)	(105)	-	-	(68,341)	-	(68,446)
Resale of Purchased Shares	105,497	105	-	-	84,292	-	84,397
Stock Option, Non-Cash Compensation	-	-	-	-	7,533	-	7,533
Net Loss	-	-	-	-	-	(7,338,431)	(7,338,431)
Balance—December 31, 2022	154,972,842	$154,973	10,000,000	$10,000	$44,581,320	$(44,886,746)	$(140,453)
Stock Option, Non-Cash Compensation	-	-	-	-	7,248	-	7,248
Stock Based Compensation for Consulting Services	20,818,333	20,818	-	-	2,061,015	-	2,081,833
Issuance of Common Stock for Cash, net of offering costs	50,025,000	50,025	-	-	3,939,742	-	3,989,767
Net Loss		-	-	-	-	(6,478,496)	(6,478,496)
Balance—December 31, 2023	225,816,175	$225,816	10,000,000	$10,000	$50,589,325	$(51,365,242)	$(540,101)

See accompanying notes to consolidated financial statements.

41

MED-X, INC. Consolidated Statements of Cash Flows

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)
CASH FLOW FROM OPERATING ACTIVITIES
Net Loss	$(6,478,496)	$(7,338,431)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation Expense	13,926	27,614
Amortization Expense	1,800	1,428
Non-cash Lease Expense	(15,268)	34,130
Consulting Expense, settled through stock issuance	2,081,833	1,877,334
Share-Based Compensation Expense	7,248	7,533
Changes in operating assets and liabilities:
Accounts Receivable, net	15,268	(36,677)
Inventory	234,212	162,952
Prepaids and Other Current Assets	66,420	123,327
Accounts Payable	65,430	198,587
Credit Cards	(11,235)	87,086
Accounts payable and accrued liabilities, related party	(84,398)	30,762
Security Deposit	-	(54,624)
Net Cash Used in Operating Activities	(4,103,260)	(4,878,979)

CASH FLOW FROM INVESTING ACTIVITIES
Purchases of Property and Equipment	-	(48,710)
Net Cash Used In Investing Activities	-	(48,710)

CASH FLOW FROM FINANCING ACTIVITIES
Common Stock Issued for Cash, net of offering costs	3,989,767	3,229,930
Payments for Repurchased Shares	-	15,951
Borrowings/ (Repayment) - Line of Credit	(24,952)	30,945
Borrowing / (Repayment) - Line of Credit Agreement, related party	(3,078)	502,744
Repayment of Loans and Notes	(2,202)	(9,694)
Net Cash Provided by Financing Activities	3,959,535	3,769,876

Net Change in Cash and Cash Equivalents	(143,725)	(1,157,814)
Cash—Beginning of the Year	209,472	1,367,286
Cash—End of the Year	$65,747	$209,472

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash Paid During the Year for Interest	$52,338	$319
Cash Paid During the Year for Income Taxes	$-	$-

See accompanying notes to consolidated financial statements.

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MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

1. NATURE OF OPERATIONS

Med-X, Inc. was incorporated on February 24, 2014, in the state of Nevada. The company has a wholly-owned subsidiary, Pacific Shore Holdings, Inc., which was established on August 12, 1981, in the state of Delaware. Med-X acquired this subsidiary through a merger in April of 2018. The consolidated financial statements of Med-X, Inc. (which may be referred to as the “Company”, “we”, “us”, or “our”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in Canoga Park, California.

The Company and PSH developed a series of natural “green” branded products under our product names: Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, Turf, janitorial, hospitality, transportation and agriculture, and the Cannabis and Hemp cultivation and products industries. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national and international distribution outlets positioned around the United States (US) and Asia.

Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed to treat a variety of ailments and while we are marketing certain formats of these products, other formulations are still in the development stage. The Company also operates the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes Cannabis media content to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and publishes a daily news video through social and news applications. As these core businesses evolve, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry, and a cost-effective pharmacy automation system for the pharmaceutical and cannabis industries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company’s financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP” and “US GAAP”).

Basis of Consolidation

The Company’s consolidated financial statements include the accounts of Med-X Inc., and its wholly owned subsidiary, Pacific Shore Holdings, Inc., over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“US GAAP”). The Company has adopted the calendar year as its basis of reporting.

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MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company’s cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management’s evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instrument – Credit Losses.”. This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company’s customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined that no allowance for expected credit loss was not material to these consolidated financial statements.

Inventories

Inventories are stated at the lower of cost (first-in, first-out basis) or net realizable value. Inventories are periodically evaluated to identify obsolete or otherwise impaired products and are written off when management determines usage is not probable. The Company estimates the balance of excess and obsolete inventory by analyzing inventory by age using last used and original purchase date and existing sales pipeline for which the inventory could be used.

Intangible Assets

Intangible assets with finite lives, such as trademark & copyrights, are amortized on a straight-line basis over their estimated useful lives. The useful life of the trademark is deemed as 15 years.

44

MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Buildings & improvements	Lease term
Furniture & equipment	3 years
Software	5 years
Vehicles	Lease term

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

45

MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

Concentration of Credit Risk

Cash Concentrations

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Customer Concentrations

As of December 31, 2023, and 2022, the Company earned 18% and 32%, respectively, revenue from one specific customer.

Supplier Concentrations

As of December 31, 2023, and 2022, the Company made purchases from 2 major suppliers that accounted for 78% and 77%, respectively.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification (“ASC”) 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Through the years ended December 31, 2023, and 2022, the Company generated revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon shipment of the purchased products to the customer with respect to sales processed by third party fulfilment centers and delivery of the product for sales made to distributors or direct to end user. Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing products using its eCommerce site on a case-by- case basis and generally will issue a replacement product in the limited cases of product returns. Returns by distributors or direct to end user customers are also reviewed on a case-by-case basis for product replacement if the Company determines it is warranted. The Company has no policy requiring cash refunds. Revenue also includes immaterial advertising sales from our online media platform.

Cost of sales

Cost of sales includes actual product cost, shipping to distribution centers and reseller warehouses, labor, cost of warehousing and allocated overheard, which is applied on a per Unit basis.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $1,049,098 and $1,768,509, which is included in sales and marketing expenses.

46

MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock under our Regulation A+ offering and Rule 506(c) private placements have been recorded as contra equity and deducted from the capital raised. Costs associated with the proceeds from an Initial Public Offering (IPO) on Form S-1 are capitalized under prepaid expenses and other current assets until such time as the success or failure of the IPO can be determined, at which time the costs will be recorded as contra equity or expensed. Offering costs include legal, accounting, investment banking, underwriting, printing, and regulatory and filing fees.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 15, 2024, which is the date the financial statements were issued.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

Effective January 1, 2019, the Company adopted the provisions of Topic 842 using the alternative modified transition method, with a cumulative effect adjustment to the opening balance of accumulated deficit on the date of adoption, and prior periods not restated, as allowed under the provisions of Topic 842.

The Company also elected to use the practical expedients permitted under the transition guidance of Topic 842, which provides for the following: the carryforward of the Company’s historical lease classification, no requirement for reassessment of whether an expired or existing contract contains an embedded lease, no reassessment of initial direct costs for any leases that exist prior to the adoption of the new standard, and the election to consolidate lease and non-lease components. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet.

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MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2023	2022
Raw Materials	326,214	425,529
Finished Goods	210,027	344,924
Total Inventory	$536,241	$770,453

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Advances to Suppliers	31,831	87,782
Prepaid Rent	14,969	13,472
Other Current Assets	33,490	45,456
Total Prepaids and Other Current Assets	$80,290	$146,710

Accounts payable and accrued liabilities consists of the following items:

As of December 31,	2023	2022
Accounts Payable	464,344	391,463
Accrued Employee Compensation	134,155	143,641
Other Payroll Liabilities	68,961	66,926
Total Accounts Payable and Accrued Liabilities	$667,460	$602,030

5. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of December 31,	2023	2022
Buildings & Improvements	$337,806	$337,806
Furniture & Equipment	320,218	320,218
Software and Website	166,514	166,514
Vehicles	164,485	164,485
Property and Equipment, at cost	989,023	989,023
Accumulated Depreciation	(958,068)	(944,142)
Property and Equipment, Net	$30,955	$44,881

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $13,926 and $27,614, respectively.

48

MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

6. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible asset consist of:

As of December 31,	2023	2022
Trademark	$26,994	$26,994
Intangible assets, at cost	26,994	26,994
Accumulated Amortization	(21,490)	(19,690)
Intangible Assets, net	$5,504	$7,304

Entire intangible assets have been amortized. Amortization expense for the fiscal year ended December 31, 2023, and 2022 was in the amount of $1,800 and $1,428, respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2023:

For The Year Ended December 31,
2024	$(1,800)
2025	(1,800)
2026	(1,800)
2027	(104)
Thereafter	-
Total	$(5,504)

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 300,000,000 shares of common stock at a par value of $0.001 per share. As of December 31, 2023, and December 31, 2022, 225,816,175 and 154,972,842 shares have been issued and are outstanding.

On October 26, 2022, the Company filed a Private Placement Memorandum for accredited investors only. This offering was for 30,000,000 shares of common stock at $0.10 per share for a total of $3,000,000 or $3,450,000 if the over-allotment option was exercised. This offering was completed, including the exercise of an over-allotment option, on May 5, 2023. On May 6, 2023, the Company filed a new Private Placement Memorandum for accredited investors only. This offering was for 30,000,000 shares of common stock at $0.10 per share for a total of $3,000,000 or $3,450,000 if the over-allotment option was exercised.

During the year ended December 31, 2023, the Company sold 50,025,000 shares of common stock at $0.10 per share in its private placement. The Company received proceeds of $3,989,767, net of offering costs.

During the year ended December 31, 2023, the Company also issued 20,818,333 shares of common stock for consulting services which were valued at $2,081,833.

During the year ended December 31, 2022, the Company issued 3,473,533 shares of common stock at $0.60 per share under a private placement. The Company also issued 10,715,000 shares of common stock at $0.10 per share under private placement.

49

MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

During the year ended December 31, 2022, the Company also issued 2,346,667 shares of common stock for consulting services which were valued at $1,877,987.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of preferred shares at a par value of $0.001. As of December 31, 2023, and December 31, 2022, 10,000,000 shares of preferred stock have been issued and are outstanding.

8. SHAREBASED COMPENSATION

During 2016, the Company authorized the Stock Incentive Plan (which may be referred to as the “Plan”). The Company reserved 10,000,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

For The Year Ended December 31,	2023
Expected life (years)	10.00
Risk-free interest rate	1.56%
Expected volatility	88%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of common stock based on recent sales to third parties. Forfeitures are recognized as incurred.

50

MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

A summary of the Company’s stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$3,965,000	$0.63	-
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	$3,965,000	$0.63	3.76
Exercisable Options at December 31, 2022	$3,751,250	$0.62	3.76
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	$3,965,000	$0.63	2.76
Exercisable Options at December 31, 2023	$3,893,750	$0.62	2.76

Stock option expense for the years ended December 31, 2023, and December 31, 2022, was $7,248 and $7,533, respectively.

Warrants

A summary of the Company’s warrants activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	$281,388	$0.60	4.70
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2022	$281,388	$0.60	3.70
Granted	-	-	-
Exercised	-	-	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2023	$281,388	$0.63	2.70

The aggregate intrinsic value of the warrants as of December 31, 2023, and December 31, 2022, is $0.

9. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company’s loans, notes, and the terms are as follows:

					For the Year Ended December 2023			For the Year Ended December 2022
Description	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Ford Truck - 2018	$38,845	5.49%	3/30/2018	4/13/2023	$-	$-	$-	$2,202	$-	$2,202

51

MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

Line of Credit

The Company entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of December 31, 2023, and December 31, 2022, the outstanding balance was $20,635 and $45,587 respectively.

Line of Credit- Related Party

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with two of its executive officers. The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date.

Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days.

On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022, with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the IPO price. In the event Med-X does not consummate an IPO, the original terms of the Note shall apply. As of December 31, 2023, and December 31, 2022, the Company has drawn $499,666 and $500,000, respectively against the Line of Credit Agreement and had interest payable of $2,787 and $2,744, respectively.

10. LEASES

The Company conducts its operations from facilities in Canoga Park, California that was initially leased under a five-year lease which expired September 14, 2020. The Company renewed its lease for an additional five-year term which expires October 14, 2025. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area. Monthly payments range from $22,453 to $34,429 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

As of December 31,	2023	2022
Operating Leases:
Right-of-use Assets	$521,862	$894,142

Lease Liabilities:
Lease Liabilities	$621,817	$919,365

52

MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

The weighted average lease term for the Company’s operating leases as of December 31, 2023, and 2022 was 1.8 years and 2.8 years, respectively.

The weighted average discount rate used for operating leases is 6.75% for the years ended December 31, 2023, and 2022.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023, are as follows:

For The Year Ended December 31,
2023	$342,790
2024	309,858
2025	-
2026	-
Thereafter	-
Less: Present Value Discount	(30,831)
Total	$621,817

11. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, and December 31, 2022 consists of the following:

For The Year Ended December 31,	2023	2022
Net Operating Loss	$(1,933,183)	$(2,191,443)
Valuation Allowance	1,933,183	2,191,443
Net Provision for income tax	$-	$-

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,	2023	2022
Net Operating Loss	$(5,607,687)	$(3,674,504)
Valuation Allowance	5,607,687	3,674,504
Total Deferred Tax Asset	$-	$-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss (“NOL”) carryforwards of $18,792,518, and the Company had state net operating loss (“NOL”) carryforwards of approximately $18,792,518. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

53

MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

12. RELATED PARTY

On August 6, 2022, the Company entered into a Line of Credit Agreement (the “Line of Credit Agreement”) with two of its executive officers. The Line of Credit Agreement provides for advances as needed up to a maximum of $500,000 for working capital. The amount outstanding on the Line of Credit Agreement shall be due and payable on the earlier to occur of (a) event of default or (b) the effective date the Company lists on a public stock exchange or one year from the execution date. Events of default under the terms of the agreement include nonpayment of principal or interest, when due, subject to a five (5) day cure period; voluntary or involuntary bankruptcy or receivership or declaration of insolvency; misrepresentation in the Line of Credit Agreement or documentation; material defaults under any term of the Line of Credit Agreement which has been noticed and remains uncured for thirty (30) days. On September 28, 2023, Med-X agreed to an Amendment to the aforementioned Promissory Note dated August 6, 2022, with two of its executive officers to have the Note automatically be converted in full to Med-X common stock at the IPO price. In the event Med-X does not consummate an IPO, the original terms of the Note shall apply. As of December 31, 2023, and December 31, 2022, the Company has drawn $499,666 and $500,000, respectively against the Line of Credit Agreement and had interest payable of $2,787 and $2,744, respectively.

During the years ended December 31, 2022, and 2021, the Company purchased and resold 105,497 and 163,200 shares of its common stock, respectively, from its CEO, Matthew Mills for cash of $84,398 and $130,560, or $0.80 per share. In the year 2022, the fair market value of 24,541 of the repurchased shares was $0.15, as determined by an independent valuation report; the fair market value of the remaining 80,956 shares repurchased was $0.80 per share. In the year 2021, the fair market value of 163,200 shares was $0.15, as determined by an independent valuation report. The Company recorded share-based compensation in consideration of the purchase price of the shares in excess of fair market value of $15,952 and $106,080 in the years ended December 31, 2022, and 2021. There were no shares purchased from Mr. Mills for resale in the year ended December 31, 2023. As of December 31, 2023, and December 31, 2022, the amount due to Matthew Mills for shares repurchased is $0 and $84,398, respectively.

Mark Richardson of the law firm Richardson & Associates, a shareholder of the Company, provides legal services for the Company’s SEC reporting and compliance activities. During the years ended December 31, 2022, and 2021, Mr. Richardson invoiced the Company $11,000 and $60,705, respectively. There were no additional invoices incurred during the year ended December 31, 2023.

The Company’s subsidiary, PSH, has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, our CEO and one of the founders of the Company to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by PSH or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between PSH, as sub licensor, and the Company, as sublicensee, was merged and terminated. Accordingly, PSH can sell Nature-Cide directly to all potential customers for the product throughout the world.

54

MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

In June 2012 the Company’s subsidiary, PSH, entered into a licensing agreement with Dr, Morton I Hyson, MD, PC, a director of the Company, dba Hyson Medical Products whereunder PSH was granted an exclusive license to utilize patents for certain branded products in consideration of a fee of 5% of the net sales of associated PSH branded products thirty days after each calendar quarter for five (5) years from commencement of sales, or the term of the agreement, whichever is longer. The agreement carried an initial term of five (5) years and is automatically extended thereafter for additional 12-month terms unless either party notifies the other party of the termination of the agreement, with at least six (6) months prior written notice.

13. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

14. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through May 15, 2024, which is the date the consolidated financial statements were available to be issued.

On September 15, 2023, the Company entered an agreement with Joseph Winograde to purchase 49% of Napco Painting Contractors, Inc. for $500,000 in cash and issued a $2,500,000 convertible promissory note. The note converts into common stock at the IPO price. If the Company's stock isn't listed on Nasdaq within 90 days, the transaction will be canceled. On December 13, 2023, an amendment extended the listing date to March 14, 2024, which later expired. Consequently, the transaction has been reversed as of the financial statement's issue date, retroactively affecting results from December 31, 2023, with no investment in NAPCO included. The Company is negotiating a renewal to both Amendments.

Between January 1, 2024, and May 15, 2024, the Company sold 20,840,000 shares of common stock at $0.10 per share in its private placement. The Company received net proceeds of $1,738,850.

Between January 1, 2024, and May 15, 2024, the Company issued 20,640,000 shares of common stock to several consultants for consulting services provided in the period, which were valued at $2,064,000 and expensed.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

55

MED-X, INC. Consolidated Notes to Financial Statements For Year Ended to December 31, 2023 and December 31, 2022

15. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $6,423,369, an operating cash outflow of $4,103,260 and liquid assets in cash of $65,747, which are less than a year worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

56

Item 8. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation*
2.2	Bylaws*
2.3	Certificate of Designation of Series A Preferred Stock*
4.1	Subscription Documents*
4.2	Form of Common Stock Certificate of the Registrant*
6.1	License Agreement, dated September 1, 2014, by and between Med-X, Inc., as the Licensee, and Pacific Shore Holdings, Inc. as the Licensor*
6.2	Posting Agreement, dated November 12, 2015, by and between Med-X, Inc. and StartEngine Crowdfunding, Inc., with Warrant attached.*
6.3	Broker-Dealer Services Agreement with FundAmerica Securities, LLC*
6.4	Development, Marketing and Consulting Agreement with M6, dated June 20, 2016*
6.5	Agreement with Monarch Bay Securities, LLC*
6.7	Broker-Dealer Agreement executed March 3, 2021, between Med-X, Inc., and Dalmore Group, LLC*
6.8	Share Purchase Agreement by and among Med-X, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited*
6.9	Warrant to purchase shares of Med-X, Inc. Common Shares*
6.10	Registration Rights Agreement*
6.11	Med-X, Inc. 2016 Stock Incentive Plan*++
6.12	Agreement of Merger and Plan of Reorganization by and among Med-X Acquisition Corp. and Pacific Shore Holdings, Inc. and Matthew Mills*
6.13	Lease between S&R Properties, Corp. and Pacific Shore Holdings, Inc. dated August 1, 2015*
6.14	Amendment to Lease with S&R Properties dated July 21, 2020*
6.15	Loan and Security Agreement between Crestmark Bank and Pacific Shore Holdings, Inc. dated November 27, 2012*
6.16	Security Agreement Crestmark Bank and Pacific Shore Holdings, Inc.*
6.17	Promissory Note issued to Crestmark Bank dated November 27, 2021*
6.18	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated July 1, 2012*
6.19	Licensing Agreement between Dr. Morton I. Hyson, M.D., PC. D.b.a. Hyson Medical Products and Pacific Shore Holdings, Inc. dated June 22, 2012*
6.20	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated January 15, 2010*
6.21	Line of Credit Agreement between Matthew Mills, Jennifer Mills, and Med-X, Inc., dated August 6, 2022*
6.22	Engagement letter between the Company and RF Lafferty & Co., Inc.*
6.23	Amendment to Line of Credit Agreement with Matthew Mills, Jennifer Mills and Med-X, Inc. dated September 28, 2023*
6.24	Agreement for the Purchase and Sale of Capital Stock between Med-X Inc and Joseph Winograde *
6.25	Convertible Promissory Note between Med-X Inc and Joseph Winograde *
6.26	Purchaser’s Rights Agreement between Med-X Inc and Joseph Winograde *
6.27	Amendment to the Agreement for the Purchase and Sale of Capital Stock, dated December 13, 2023, between Med-X, Inc. and Joseph Winograde*
6.28	Purchaser’s Rights Agreement, dated September 15, 2023*
6.29	Distribution Agreement, dated September 25, 2023, between Med-X, Inc. and Ensystex Australasia Pty Ltd*
6.30	Form of Warrant Agency Agreement*
6.31	Amendment No. 1 to Agreement for the Purchase and Sale of Capital Stock between Med-X Inc and Joseph Winograde*
6.32	Amendment No. 1 to the Convertible Promissory Note between Med-X Inc. and Joseph Winograde *
8.1	Escrow Services Agreement with FundAmerica Securities, LLC*
11.1	Consent of Independent Registered Public Accounting Firm**

*  previously filed

** filed herewith

++ Indicates a management contract or compensatory plan.

57

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Amendment No. 1 to the annual report on Form 1-K/A to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, D.C. on  June 12, 2024.

Med-X, Inc.

By:	/s/ Matthew Mills
Name:	Matthew Mills
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Matthew Mills	Chief Executive Officer of Med-X, Inc.	June 12, 2024
Matthew Mills	(Principal Executive Officer)

/s/ Ronald J. Tchorzewski	Chief Financial Officer of Med-X, Inc.	June 12, 2024
Ronald J. Tchorzewski	(Principal Financial Officer and Principal Accounting Officer)

58